06014458

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com

June 12, 2006

File No. 82-5112
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 9, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from October 1, 2005 to March 31, 2006, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By [signature]
Name: Yasuharu Toyoda
Title: Senior Managing Director

page 1 of 83 pages

Exhibit index on p. 2

6/16

Attachment

List of materials published by the Company in Japan from October 1, 2005 to March 31, 2006

		Date	Description	Information provided to*
p. 4	Exhibit 1	December, 2005	Semiannual Report of the Company for the six months ended September 30, 2005	Investors
p. 32	Exhibit 2	October 28, 2005	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2005 (Translation into English)	Exchanges
p. 58	Exhibit 3	February 2, 2006	Consolidated Financial Results for the third quarter of fiscal 2006, nine months ended December 31, 2005 (Translation into English)	Exchanges
p. 73	Exhibit 4	December 21, 2005	Semiannual Securities Report for the six months ended September 30,2005 (Brief Description in English)	DKFB Exchanges
p. 74	Exhibit 5	February 10, 2005	Notice regarding "List of Issuance of Straight Bonds" (Brief Description in English)	DKFB
p. 75	Exhibit 6	November 9, 2005	Notice regarding "Issuance of Straight Bonds" (Brief Description in English)	DKFB
p. 77	Exhibit 7	November 2005	Semiannual Business Report for the six months ended September 30, 2005 (Brief Description in English)	Shareholders
p. 78	Exhibit 8	November 2005	Mid-Term Management Vision 2007-2011 Years ending March 31	Investors
p. 83	Exhibit 9	December 20, 2005	Press Release regarding "Notice Concerning the Acquisition of Stock of Wanbishi Archives Co.,Ltd." (Brief Description in English)	Public

* "Exchanges" collectively refers to the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of the Kanto Finance Bureau.

TOYOTA

File No. 82-5112

Exhibit 1







SEMIANNUAL REPORT 2006



For the Six Months Ended September 30, 2005

TOYOTA INDUSTRIES CORPORATION

Profile

Founded in 1926 by Japan's "master of invention," Sakichi Toyoda, to manufacture and sell automatic looms, Toyota Industries Corporation has subsequently expanded the scope of its business domains to include textile machinery, automobile-related businesses, materials handling equipment, and more recently, electronics and logistics solutions. In tandem with carrying out strategically positioned global business activities encompassing production bases in Japan, Europe, North America, China and India, Toyota Industries operates a sales network, primarily in its Materials Handling Equipment and Textile Machinery segments, that spans the globe.

Definition of Terms

"Fiscal 2006" refers to the fiscal year ending March 31, 2006, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries" or "Toyota Industries Group" herein are to the Company and its 149 consolidated subsidiaries.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2005	2004	% change	**2005**
For the Six-Month Period				
Net sales	**¥ 699,028**	¥ 607,064	15.1 %	**$ 6,175,705**
Operating income	**32,051**	30,099	6.5	**283,161**
Ordinary income	**41,577**	38,890	6.9	**367,320**
Net income	**25,008**	23,945	4.4	**220,938**
Depreciation and amortization	**39,169**	32,708	19.8	**346,047**
Capital expenditures	**81,367**	48,679	67.2	**718,853**
Research and development expenses	**15,163**	14,204	6.8	**133,961**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**78.41**	75.31	4.1	**0.69**
Net income — diluted	**78.38**	75.28	4.1	**0.69**
Cash dividends	**18.00**	13.00	38.5	**0.16**
At the End of Six-Month Period				
Total assets	**¥2,682,651**	¥2,173,329	23.4 %	**$23,700,424**
Shareholders' equity	**1,326,135**	1,098,216	20.8	**11,716,008**
Number of employees (persons)	**32,100**	28,410		

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥113.19 = US$1, the exchange rate on September 30, 2005.

Net Sales

(¥ Billion)


1,400
1,200
1,000
800
600
400
200
0
FY 04 05 06

Net Income

(¥ Billion)


50
40
30
20
10
0
FY 04 05 06

Total Assets

(¥ Billion)


3,000
2,500
2,000
1,500
1,000
500
0
FY 04 05 06

Shareholders' Equity

(¥ Billion)


1,400
1,200
1,000
800
600
400
200
0
FY 04 05 06

■ First Half □ Full Year

Note: Hereafter, the fiscal year ending March 31, 2006 is referred to as fiscal 2006 and other fiscal years are referred to in a corresponding manner.

Contents



Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Dear Shareholders:

We are pleased to report that Toyota Industries achieved excellent results for the six months ended September 30, 2005 (the "term"), as highlighted by all-time-high interim consolidated net sales and profits. In addition to this brisk performance, we also instituted medium- and long-term measures to lay the foundation for sustaining our growth well into the future.

Record-High Business Results

During the term, the Japanese economy maintained a modest recovery driven by expansion in exports and private-sector capital investment. Overseas, the U.S. economy was robust and the European economy achieved mild growth.

Despite the effects of rising raw materials prices, Toyota Industries continued to record excellent results, by capitalizing on the supportive economic climate, continuing the steady execution of optimal business strategies that seek to maximize the competitive strengths of each business and implementing company-wide cost-cutting activities. Toyota Industries recorded consolidated net sales of ¥699.0 billion during the term, an increase of 15.1% over the six months ended September 30, 2004 (the "previous term"). Despite higher raw materials prices and a rise in depreciation and personnel expenses, consolidated operating income increased 6.5% to ¥32.1 billion. Consolidated ordinary income increased 6.9% to ¥41.6 billion and consolidated net income increased 4.4% to ¥25.0 billion. All of these amounts represent all-time highs for Toyota Industries.

As an especially notable accomplishment, we have attained record-high net sales, operating income and ordinary income for six consecutive years despite less-than-ideal economic conditions in Japan. Additionally, consolidated net income has reached a record high for three straight years. We believe that these solid results offer substantial proof that our management strategies are clearly on target.

All Segments Maintain Strong Performances

All segments continued to achieve strong results, as evidenced by across-the-board sales increases over the previous term. Excellent results in terms of operating

income were also achieved despite decreases recorded in the Automobile and Others segments. A summary of operating results by business segment follows. It should be noted that from the current fiscal year (ending March 31, 2006), logistics-related businesses, previously included in the Others Segment, have been reclassified separately as the Logistics Segment.

Note: While segment net sales figures do not include intersegment transactions, segment operating income figures include operating income arising from intersegment transactions.

Automobile Segment

The Automobile Segment, comprising vehicles (automobile assembly), engines, car air-conditioning compressors and other businesses (including foundry parts and electronic components for automobiles), is Toyota Industries' largest business segment and generates 48.3% of consolidated net sales.

Net sales increased 9.4% over the previous term to ¥337.8 billion, buoyed by higher sales of vehicles, engines and car air-conditioning compressors. Operating income decreased 24.8% to ¥11.4 billion. A summary of each of the principal businesses making up the Automobile Segment follows.

Vehicle Business

The Vehicle Business produces the Vitz (Yaris in Europe) and the RAV4 (for Europe and North America) under consignment from Toyota Motor Corporation (TMC). The Vehicle Business posted a 10,000-unit increase in production over the previous term to 125,600 vehicles, reflecting increased production of the mainstay model Vitz (for Japan), which underwent a model change in February 2005, along with higher production volume of the Vitz (Yaris) and RAV4 for overseas markets.

Net sales of the Vehicle Business increased 11.0% over the previous term to ¥154.7 billion.

Engine Business

The Engine Business primarily produces diesel engines and gasoline engines for TMC vehicles and lift trucks. Engines for lift trucks are supplied to TOYOTA Material Handling Company (TMHC), our in-house company, and are recorded as internal sales (intersegment transactions). Overall production of engines, excluding those for lift trucks, increased 13,000 units over the previous term to 172,000 units, due mainly to higher production of diesel engines, including the AD diesel engine fitted on the Avensis for the European market and the KD diesel engine. Internal sales (intersegment transactions) of gasoline engines and diesel engines to TMHC increased 2,000 units from the previous term to 32,000 units.

Net sales of the Engine Business, excluding intersegment transactions, amounted to ¥65.4 billion, an increase of 15.8% over the previous term.

Car Air-Conditioning Compressor Business

The car air-conditioning compressors developed and produced by Toyota Industries are sold to the world's major auto manufacturers through DENSO Corporation. In Japan, sales of car air-conditioning compressors were 2.6 million units, the same level as in the previous term. Overseas sales of car air-conditioning compressors increased 132,000 units to 6.7 million units, resulting in an increase in total sales volume of car air-conditioning compressors by 133,000 units to 9.3 million units.

Net sales of the Car Air-Conditioning Compressor Business increased 3.7% over the previous term to ¥105.0 billion.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment manufactures and sells various types of logistics-use equipment centering on lift trucks, automated storage and retrieval systems and automatic guided vehicle systems, in addition to such special-purpose vehicles as aerial work platforms.

Net sales by the Materials Handling Equipment Segment increased 17.4% over the previous term to ¥281.6 billion. Operating income amounted to ¥18.3 billion, an increase of 52.1% over the previous term.

TMHC and the BT Industries Group both achieved large increases in sales volumes over the previous term, mirroring favorable market environments worldwide. Sales by Aichi Corporation, which manufactures and sells aerial work platforms, increased 17.3% to ¥20.7 billion. The increase in net sales, coupled with the elimination of waste and the enhancement of operational efficiency, allowed Aichi to record operating income of ¥2.2 billion, a 61.2% increase; ordinary income of ¥2.3 billion, a 58.0% increase; and net income of ¥2.6 billion, a 50.4% increase over the previous term.

Logistics Segment

The Logistics Segment was newly established in the current fiscal year (ending March 31, 2006), integrating the logistics-related businesses (logistics solutions and logistics transportation businesses) that were previously included in the Others Segment. Because this is a new segment, net comparisons with the previous term's results cannot be made. During the term, the Logistics Segment posted net sales of ¥30.6 billion, attributable in part to Asahi Security

Co., Ltd., which was acquired in March 2005. Asahi Security provides comprehensive cash management outsourcing, including cash collection and delivery, cash proceeds management and equipment security. Other factors underlying the increase in sales were higher sales of the logistics solutions business, which handles all phases of customers' logistics and enhances their entire supply chain management, as well as improved results of the Taikoh Transportation Group, which is involved in transportation and other logistics businesses. Operating income of the Logistics Segment as a whole amounted to ¥0.5 billion.

Textile Machinery Segment

The Textile Machinery Segment manufactures and sells spinning-related machinery centering on ring spinning frames and weaving-related machinery such as air-jet looms. Toyota Industries is one of the world's leading manufacturers of air-jet looms and spinning machinery.

Net sales of the Textile Machinery Segment increased 8.2% over the previous term to ¥24.1 billion. Operating income amounted to ¥0.2 billion, an improvement compared with the operating loss of ¥0.1 billion in the previous term, due mainly to an increase in sales of spinning machinery.

Sales of air-jet looms increased slightly over the previous term to 4,000 units. Higher sales in India compensated for a decrease in sales in China, our primary market. The sales volume for ring spinning frames increased by approximately 63,000 spindles over the previous term to 323,000 spindles, owing largely to an increase in sales of our Indian subsidiary.

Others Segment

The Others Segment is made up primarily of new businesses that Toyota Industries has entered in recent years. This segment is still comparatively small in scale, but it includes strategic businesses that we believe will drive our future growth. One core business is TIBC Corporation, established in 1998 as a joint venture with Ibiden Co., Ltd. to manufacture semiconductor package substrates.

Because we separated our logistics-related businesses from the Others Segment into the Logistics Segment, net comparisons with the previous term's results cannot be made. During the term, net sales amounted to ¥25.0 billion, and operating income totaled ¥2.1 billion.

ST Liquid Crystal Display Corp. (STLCD), which was established in 1997 as a 50-50 joint venture with Sony Corporation to manufacture low-temperature polysilicon TFT-LCD panels, also represents a main pillar of our Electronics Business. STLCD is not a consolidated subsidiary and is accounted for by the equity method in Toyota Industries' consolidated financial results. Therefore, its sales and operating income (or loss) are not included in the results for this segment.

Noteworthy Initiatives Undertaken during the Term

Toyota Industries implemented a host of forward-looking strategic initiatives during the term. The following are a few that warrant special mention.

Contributing to TMC's Global Strategy

In March 2005, Toyota Industries initiated production of 2.2-liter direct-injection AD diesel engines for the European market at the Hekinan Plant in Japan and at Toyota Motor Industries Poland Sp.zo.o. (TMIP)*, a joint venture in Europe with TMC. This engine is fitted in the Avensis that TMC produces in the United Kingdom. Further, the engine is slated to be installed in the Corolla that TMC plans to assemble in Europe. The proportion of diesel engine vehicles in Europe is increasing in line with the idea that diesel engines are considered more ecological. In addressing this trend, it is essential that TMC strengthen its lineup of diesel engine vehicles as it strives to raise its presence in the European market. Toyota Industries will work to contribute to TMC's European strategy through the joint development of diesel engines with TMC as well as the production of these engines.

In June 2005, the Higashichita Plant started producing 2.5-liter and 3.0-liter direct-injection KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV) Project. This project aims to establish a globally optimal production and supply structure by reciprocally supplying assembled vehicles as well as main components of pickup trucks and multi-purpose vehicles among manufacturing bases in Asia, Argentina and South Africa. While contributing to TMC's overseas strategy, Toyota Industries continues to undertake initiatives for further expanding its own business.

* Toyota Industries' stake in TMIP is 40%. Toyota Industries is chiefly responsible for production operations at TMIP.

Establishment of Car Air-Conditioning Compressor Production Base in China

In May 2005, Toyota Industries established TD Automotive Compressor Kunshan, Co. Ltd. (TACK) in Kunshan, China, a joint venture with DENSO, Toyota Tsusho Corporation and Toyota Industry Automotive Parts (Kunshan) Co., Ltd. Serving as our second car air-conditioning compressor

production base in China, TACK is scheduled to begin producing variable-displacement compressors, which offer outstanding fuel efficiency, in April 2006. Yantai Shougang DENSO Co., Ltd. (YSD, in which Toyota Industries holds a 15% stake), a joint venture established in 1994 with DENSO, Toyota Tsusho and China's Shougang Corporation, will also begin producing variable-displacement compressors in April 2006, in addition to its current fixed-displacement compressors. YSD will supply compressors to users in northern China while TACK will supply compressors to car makers in the southern part of the country.

Establishment of Toyota Material Handling Group

In July 2005, Toyota Material Handling Group (TMHG) was established to realize our goal of becoming the "undisputed No. 1" in the global lift truck market by solidifying the Materials Handling Equipment Segment's current global No. 1 share. The new organization is tasked with facilitating the further integration of the operations of TMHC and the BT Industries Group and maximizing synergies. In the past, TMHC and the BT Industries Group made steady progress by mutually supplying each other's brand products, sharing sales and production know-how, exchanging personnel and jointly procuring parts. Through the strategic reorganization, TMHC and the BT Industries Group aim to create further synergies.

Quality-Control and Cost-Reduction Activities

Toyota Industries is aware that lowering costs while raising its ability to provide products and services of superb quality are extremely crucial for attaining competitive superiority. Driven by this recognition, each division undertakes cost-reduction projects and promotes organized and well-planned cost-reduction initiatives. Our cost-reduction activities not only include bolstering our ongoing value engineering (VE) and value analysis (VA) activities, but also extend to a diverse range of other spheres such as optimized global procurement of materials. At our head office, we are promoting comprehensive activities to cut fixed costs through better operational efficiency and other such measures.

Our initiatives for constantly elevating quality are indispensable for providing products and services that satisfy our customers. We realize that in a worst-case scenario any serious quality-related problem could threaten a company's future existence. Acting on this awareness, Toyota Industries has designated "thorough quality assurance" and "maintenance and improvement of quality" as priority management policies, and accordingly, carries out group-wide quality-improvement activities. Besides comprehensive employee quality education, these activities include the establishment of ambitious quality targets in each division. The director overseeing product quality and division managers (or an in-house company president), as well as President Tetsuro Toyoda and other top executives, make on-site inspections to check the quality-improvement activities and confirm progress in reaching quality targets.

Business Outlook for Fiscal 2006

Although we expect the global economic recovery to sustain its momentum during the second half of fiscal 2006, concerns about exchange rate fluctuations and rising global prices for raw materials persist. Within this climate, Toyota Industries will continue to channel its efforts toward developing new products that accurately match customer needs, promoting sales expansion activities centered on our core businesses and carrying out active initiatives to improve quality. Additionally, we will continue with our cost-reduction activities, proceed with global business development, and attempt to enhance management efficiency and bolster our management foundation while simultaneously securing profitability.

For fiscal 2006, we anticipate that an increase in net sales and a decrease in costs will absorb the effects of such cost-push factors as increases in raw materials prices and depreciation expenses. We forecast consolidated net sales of ¥1.5 trillion (initial forecast of ¥1.45 trillion), an increase of 20.8% over the previous fiscal year; consolidated ordinary income of ¥77.0 billion (initial forecast of ¥75.0 billion), an increase of 8.6% over the previous fiscal year; and consolidated net income of ¥45.0 billion (same as initial forecast), an increase of 3.8% over the previous fiscal year. Our forecast assumes an exchange rate of ¥110 = US$1.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current rapidly changing market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.

Medium-Term Growth Scenario


¥140 billion
Over ¥2 trillion
Consolidated Ordinary Income
(¥ Billion)
47.8
51.3
58.9
70.9
77.0
Consolidated Net Sales
(¥ Billion)
980.2
1,069.2
1,164.4
1,241.5
1,500.0
FY
02
03
04
05
06
Forecast
08
11
Target
Electronics
Logistics
Materials Handling Equipment
Car Air-Conditioning Compressor
Car Electronics
Vehicle/Engine
Textile Machinery, etc.
¥1 trillion in Materials Handling Equipment and Logistics businesses
¥1 trillion in automobile-related businesses

Formulation of New Medium-Term Management Plan

In October 2005, Toyota Industries formulated a new five-year medium-term management plan to be implemented from April 1, 2006 through March 31, 2011. The plan's overriding goal is to achieve consolidated net sales exceeding ¥2.0 trillion and annual consolidated ordinary income of ¥140.0 billion in fiscal 2011, ending March 31, 2011. To reach these targets, Toyota Industries will augment the capabilities of workplaces through the cultivation of its human resources, pursue the highest levels of quality, develop cutting-edge technologies, strengthen its value chain and develop into a company with overwhelmingly dominant businesses. In executing this plan, we intend to make capital investments of around ¥500.0 billion over the five-year period ending March 31, 2011.

Increasing Corporate Value

The management team of Toyota Industries—your company—regards its most important mission as expanding corporate value, which we believe hinges on enhancing our medium- to long-term earnings power. As we strive to fulfill our mission, we will actively promote initiatives to nurture personnel who are well honed in the Toyota Production System—the wellspring of our competitiveness—as well as global-minded staff essential for successfully developing our overseas operations. Concurrently, we will build more-efficient management systems and fortify competitiveness by undertaking strategic businesse operations.

Seeking to earn the trust of society as a good corporate citizen, Toyota Industries remains committed to actively promoting environmental protection and social contribution activities and will continue to take a proactive approach to compliance and corporate governance.

In closing, we ask our shareholders for their continued support and guidance.

December 2005



Tadashi Ishikawa
Chairman



Tetsuro Toyoda
President

This section highlights Toyota Industries' activities from April to early November of 2005.

Fuel-Cell Lift Trucks Exhibited at CeMAT



Toyota Industries exhibited the TOYOTA FCHV-F lift truck at CeMAT 2005, an international trade fair for intralogistics held in Hannover, Germany, from October 11 to 15, 2005. The product incorporates a fuel-cell hybrid system for lift trucks that was independently developed by Toyota Industries, a first among lift truck manufacturers.

Although a few technical issues must still be resolved in preparation for commercialization and widespread use, fuel cell-powered lift trucks require minimal time for fuel refilling and enable a sharp reduction in maintenance activities such as battery recharging, water refilling and battery changing that are necessary for electric lift trucks. In addition, the fuel-cell hybrid system ensures a constant power supply, thereby enhancing operational efficiency as compared to batteries, which experience reduced voltage output due to discharge.

Lift Truck Showroom Opened in the United States

In August 2005, Toyota Material Handling USA, Inc., an industrial vehicles sales subsidiary, opened the National Customer Center (NCC) adjacent to Toyota Industrial Equipment Mfg. Inc. in Columbus, Indiana. This showroom displays a full lineup of Toyota lift trucks and gives visitors hands-on experience with our products. NCC features a demonstration area for presentations matched to the materials handling needs of each customer and for demonstrations of equipment that are best suited to a variety of logistics sites. In the training area, comprehensive training courses are provided for dealer sales and service staff.



Leading-Edge Energy Conservation and Environmental Technologies Exhibited at the 39th Tokyo Motor Show

Toyota Industries exhibited various products at the 39th Tokyo Motor Show held from October 22 to November 6, 2005 at Makuhari Messe on the outskirts of Tokyo. Based on the theme "Promoting Advances in Environmental Performance and Supporting Comfortable Lifestyles," we introduced our environmentally conscious technologies for automobiles as well as other products and technologies designed to enhance the convenience and comfort of people's lifestyles.


TOYOTA

Toyota Industries Exhibits Products at ITMA Asia 2005

Toyota Industries marked its debut at ITMA Asia 2005, an Asian international exhibition of textile machinery held in Singapore from October 17 to 21, 2005. Held for the second time, the hugely successful ITMA Asia featured exhibitions from over 800 companies, mainly from Europe and Asia.

Toyota Industries exhibited and demonstrated textile machinery equipped with cutting-edge technologies, such as the JAT710 air-jet loom and the RX240NEW-EST ring spinning frame.



Fourth Environmental Action Plan Formulated

In October 2005, Toyota Industries devised its Fourth Environmental Action Plan to be implemented from April 2006 through March 2011.

Under the Fourth Environmental Action Plan, we have selected four themes closely related to the Toyota Industries Group's business activities from among the many environmental issues likely to be emphasized in the future. Specifically, these include preventing global warming, improving resource productivity, responding to environmental risks and undertaking consolidated management. For each theme, we have established implementation items and target values in terms of products and production.

We are currently executing the Third Environmental Action Plan, which concludes in fiscal 2006, and remain on course to achieve the targets of this plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2005. It includes forward-looking statements concerning the expected future performance of Toyota Industries. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole. All numbers are unaudited.

Results of Operations

Net Sales

During the six months ended September 30, 2005 (the "term"), the Japanese economy achieved a mild recovery, reflecting growth in private-sector capital investment spurred by improved corporate earnings as well as a pickup in consumer spending. Overseas, the overall economy moved onto a recovery track, as the U.S. economy continued its expansion and the European economy strengthened further, while in Asia the Chinese economy maintained a high growth rate.

Amid this operating environment, Toyota Industries posted interim consolidated net sales of ¥699.0 billion, an increase of ¥92.0 billion, or 15%, compared with the six months ended September 30, 2004 (the "previous term"). At the profit level, despite price increases for raw materials and rises in depreciation and personnel expenses, Toyota Industries recorded an increase in ordinary income of ¥2.7 billion, or 7%, over the previous term to ¥41.6 billion. This increase was achieved due largely to an increase in net sales, the promotion of Group-wide cost-reduction activities and growth in non-operating income. Interim net income amounted to ¥25.0 billion, an increase of ¥1.1 billion, or 4%, from the previous term.

Business results by geographical segment were as follows.

Note: Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales amounted to ¥461.9 billion, an increase of ¥63.4 billion, or 16%, over the previous term. Operating income totaled ¥24.5 billion, a decrease of ¥0.5 billion, or 2%. The increase in net sales was due mainly to higher unit sales of vehicles and materials handling equipment. Operating income decreased as a result of increases in prices for raw materials and higher depreciation and personnel expenses.

North America

Net sales totaled ¥119.5 billion, an increase of ¥14.0 billion, or 13%, over the previous term. Operating income was ¥4.1 billion, an increase of ¥0.3 billion, or 9%. These increases were due to higher unit sales by materials handling equipment-manufacturing subsidiaries.

Europe

Net sales amounted to ¥102.2 billion, an increase of ¥12.1 billion, or 13%, over the previous term. Operating income totaled ¥3.1 billion, an increase of ¥0.6 billion, or 25%. These increases reflected higher unit sales by materials handling equipment-manufacturing subsidiaries.

Others

Net sales totaled ¥15.5 billion, an increase of ¥2.5 billion, or 20%, over the previous term. Operating income was ¥0.6 billion, an increase of ¥0.7 billion over the previous term.

Note: Please refer to "Letter to Shareholders" for results by business segment.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥586.8 billion, an increase of ¥80.9 billion, or 16.0%, over the previous term.

Selling, general and administrative expenses totaled ¥80.2 billion, an increase of ¥9.2 billion, or 12.9%, over the previous term.

Non-Operating Income and Expenses

Non-operating income was ¥21.8 billion, an increase of ¥2.9 billion, or 15.3%, over the previous term. This increase resulted mainly from an increase in dividends from Toyota Motor Corporation (TMC).

Non-operating expenses increased ¥2.2 billion, or 21.4%, to ¥12.3 billion.

Income Taxes

Net of current and deferred income taxes for the term totaled ¥14.0 billion, an increase of ¥1.8 billion, or 14.5%, over the previous term.

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries increased ¥0.3 billion, or 11.2% over the previous term, to ¥2.5 billion, reflecting the increase in net income of consolidated subsidiaries.

Net Income

Net income for the term was ¥25.0 billion, an increase of ¥1.1 billion, or 4.4%, over the previous term. Net income per share (EPS) was ¥78.41, compared with ¥75.31 for the previous term, and diluted net income per share was ¥78.38, compared with ¥75.28 for the previous term.

Financial Position

Total assets at the end of the term stood at ¥2,682.7 billion, an increase of ¥355.8 billion, or 15.3%, over the previous fiscal year ended March 31, 2005 ("fiscal 2005").

Current assets were ¥438.7 billion, a decrease of ¥24.3 billion, or 5.2%, from fiscal 2005, due mainly to a decrease in cash and cash equivalents.

Net property, plant and equipment was ¥496.8 billion, an increase of ¥39.8 billion, or 8.7%, over fiscal 2005. Intangible assets decreased ¥8.8 billion, or 7.5%, to ¥108.1 billion, due to a decrease in goodwill.

Investments and other assets increased ¥349.2 billion, or 27.1%, to ¥1,639.0 billion. This increase was primarily the result of a rise in the market prices of shares of Toyota Group companies, including TMC, held by Toyota Industries.

Current liabilities stood at ¥419.7 billion, a decrease of ¥1.9 billion, or 0.4%, over fiscal 2005.

Long-term liabilities were ¥893.0 billion, an increase of ¥144.4 billion, or 19.3%, over fiscal 2005. Deferred tax liabilities increased ¥129.7 billion as a result of the increase in the market value of investment securities.

Minority interests in consolidated subsidiaries increased ¥2.9 billion, or 7.2%, over fiscal 2005 to ¥43.8 billion.

Shareholders' equity stood at ¥1,326.1 billion, an increase of ¥210.4 billion, or 18.9%, over fiscal 2005. Net unrealized gains on other securities increased ¥197.6 billion.

The ratio of shareholders' equity to total assets was 49.4%.

Cash Flows

Cash flows from operating activities increased ¥58.8 billion during the term, due mainly to income before income taxes and minority interests of ¥41.6 billion. Net cash provided by operating activities increased ¥13.6 billion from ¥45.2 billion in the previous term. Cash flows from investing activities resulted in a ¥114.8 billion decrease in cash during the term, due mainly to ¥95.5 billion in payments for purchases of property, plant and equipment. Net cash used in investing activities increased ¥59.8 billion from ¥55.0 billion in the previous term. Cash flows from financing activities resulted in a ¥30.2 billion increase, due primarily to an increase in commercial paper of ¥52.3 billion. Net cash provided by financing activities increased ¥20.8 billion from ¥9.4 billion in the previous term. After translation adjustments, cash and cash equivalents as of September 30, 2005 amounted to ¥73.8 billion, a decrease of ¥3.0 billion, or 4%, from the end of the first half of fiscal 2005.

Dividend Policy

The Company regards the benefit of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy aims to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. The Company intends to use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in order to secure future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

The Board of Directors of the Company voted to distribute an interim cash dividend of ¥18.0 per share, an increase of ¥5.0 per share over fiscal 2005.

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2005, and September 30, 2004 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2005**	2005	2004	**2005**
Current assets:				
Cash and cash equivalents	**¥ 73,793**	¥ 100,536	¥ 76,828	**$ 651,939**
Trade notes and accounts receivable (Note 3)	**181,764**	173,459	150,569	**1,605,831**
Short-term investments (Note 7)	**172**	199	139	**1,519**
Inventories	**96,361**	94,024	86,525	**851,321**
Deferred tax assets	**15,942**	20,379	19,879	**140,843**
Other current assets	**72,935**	76,729	37,524	**644,359**
Less — allowance for doubtful accounts	**(2,248)**	(2,352)	(2,365)	**(19,860)**
Total current assets	**438,719**	462,974	369,099	**3,875,952**
Fixed assets:				
Property, plant and equipment:				
Buildings and structures (Note 3)	**144,991**	132,419	129,127	**1,280,952**
Machinery, equipment and vehicles (Note 3)	**214,068**	185,425	170,712	**1,891,227**
Tools, furniture and fixtures	**20,052**	18,834	15,806	**177,153**
Land (Note 3)	**83,003**	78,659	72,290	**733,307**
Construction in progress	**34,722**	41,742	22,036	**306,759**
Total property, plant and equipment	**496,836**	457,079	409,971	**4,389,398**
Intangible assets:				
Software	**12,824**	12,411	12,156	**113,297**
Goodwill	**95,318**	104,561	83,769	**842,106**
Total intangible assets	**108,142**	116,972	95,925	**955,403**
Investments and other assets:				
Investments in securities (Notes 3 and 7)	**1,543,487**	1,198,337	1,211,168	**13,636,249**
Investments in unconsolidated subsidiaries and affiliated companies	**35,310**	31,063	28,805	**311,953**
Long-term loans	**9,019**	9,804	9,625	**79,680**
Long-term prepaid expenses	**11,966**	13,219	13,726	**105,716**
Deferred tax assets	**6,513**	7,234	6,075	**57,541**
Other investments and other assets	**32,872**	30,473	29,202	**290,414**
Less — allowance for doubtful accounts	**(213)**	(331)	(267)	**(1,882)**
Total investments and other assets	**1,638,954**	1,289,799	1,298,334	**14,479,671**
Total fixed assets	**2,243,932**	1,863,850	1,804,230	**19,824,472**
Total assets	**¥2,682,651**	¥2,326,824	¥2,173,329	**$23,700,424**

The accompanying notes are an integral part of these financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen September 30 2005	March 31 2005	September 30 2004	Thousands of U.S. dollars (Note 1) September 30 2005
Current liabilities:				
Trade notes and accounts payable	**¥ 159,590**	¥ 160,231	¥ 134,553	**$ 1,409,930**
Short-term bank loans (Note 3)	**29,977**	59,945	75,672	**264,838**
Commercial paper	**50,876**	-	15,000	**449,474**
Current portion of bonds (Note 3)	**15,000**	20,300	20,300	**132,521**
Other payables	**24,725**	45,462	18,573	**218,438**
Accrued expenses	**62,362**	59,357	55,116	**550,950**
Accrued income taxes	**10,445**	15,297	13,551	**92,278**
Deposits received from employees	**20,704**	20,055	19,862	**182,914**
Deferred tax liabilities	**3,760**	4,067	3,145	**33,218**
Other current liabilities (Note 3)	**42,221**	36,826	10,476	**373,010**
Total current liabilities	**419,660**	421,540	366,248	**3,707,571**
Long-term liabilities:				
Bonds	**220,394**	230,000	180,000	**1,947,116**
Long-term debt (Note 3)	**98,827**	73,492	41,389	**873,107**
Deferred tax liabilities	**511,530**	381,787	388,322	**4,519,216**
Allowance for retirement benefits	**44,130**	44,463	42,486	**389,875**
Other long-term liabilities	**18,126**	18,891	18,448	**160,138**
Total long-term liabilities	**893,007**	748,633	670,645	**7,889,452**
Total liabilities	**1,312,667**	1,170,173	1,036,893	**11,597,023**
Minority interests in consolidated subsidiaries	**43,849**	40,904	38,220	**387,393**
Shareholders' equity:				
Common stock:				
Authorized — 1,091,245,000 shares				
Issued — 325,840,640 shares as of September 30, 2005 325,840,640 shares as of March 31, 2005 325,840,640 shares as of September 30, 2004	**80,463**	80,463	80,463	**710,867**
Capital surplus	**105,669**	105,601	105,621	**933,554**
Retained earnings	**342,075**	325,331	310,055	**3,022,131**
Net unrealized gains on other securities	**788,774**	591,218	598,869	**6,968,584**
Foreign currency translation adjustments	**23,543**	29,861	19,967	**207,995**
Treasury stock at cost — 6,538,315 shares as of September 30, 2005 7,603,825 shares as of March 31, 2005 7,620,759 shares as of September 30, 2004	**(14,389)**	(16,727)	(16,759)	**(127,123)**
Total shareholders' equity	**1,326,135**	1,115,747	1,098,216	**11,716,008**
Total liabilities, minority interests and shareholders' equity	**¥2,682,651**	¥2,326,824	¥2,173,329	**$23,700,424**

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2005	2004	**2005**
Net sales	**¥699,028**	¥607,064	**$6,175,705**
Cost of sales	**586,754**	505,903	**5,183,797**
Gross profit	**112,274**	101,161	**991,908**
Selling, general and administrative expenses	**80,223**	71,062	**708,747**
Operating income	**32,051**	30,099	**283,161**
Non-operating income:			
Interest income	**4,407**	3,935	**38,935**
Dividends income	**10,688**	7,061	**94,425**
Other non-operating income	**6,740**	7,937	**59,546**
Non-operating expenses:			
Interest expenses	**(5,259)**	(4,590)	**(46,462)**
Other non-operating expenses	**(7,050)**	(5,552)	**(62,285)**
Ordinary income	**41,577**	38,890	**367,320**
Extraordinary losses:			
Impairment loss of fixed assets (Note 5)	**-**	(414)	**-**
Income before income taxes and minority interests	**41,577**	38,476	**367,320**
Income taxes — current	**11,828**	15,483	**104,497**
Income taxes — deferred	**2,204**	(3,233)	**19,472**
Minority interests in consolidated subsidiaries	**2,537**	2,281	**22,413**
Net income	**¥ 25,008**	¥ 23,945	**$ 220,938**

	Yen		U.S. dollars
Net income per share — basic	**¥78.41**	¥75.31	**$0.69**
Net income per share — diluted	**78.38**	75.28	**0.69**
Cash dividends per share	**18.00**	13.00	**0.16**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the six months ended September 30, 2005 and 2004 (unaudited)

		Millions of yen					
	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2004	325,841	¥80,463	¥105,743	¥294,672	¥534,079	¥19,783	¥(17,976)
Net income	-	-	-	23,945	-	-	-
Cash dividends	-	-	-	(3,812)	-	-	-
Bonuses to directors and corporate auditors	-	-	-	(331)	-	-	-
Net unrealized gains on other securities	-	-	-	-	64,790	-	-
Foreign currency translation adjustments	-	-	-	-	-	184	-
Repurchase of treasury stock	-	-	-	-	-	-	(17)
Exercise of stock options	-	-	(122)	-	-	-	1,234
Effect of adoption of a new accounting standard for retirement benefits by foreign subsidiaries	-	-	-	(4,419)	-	-	-
Balance at September 30, 2004	325,841	80,463	105,621	310,055	598,869	19,967	(16,759)
Balance at March 31, 2005	325,841	80,463	105,601	325,331	591,218	29,861	(16,727)
Net income	-	-	-	**25,008**	-	-	-
Cash dividends	-	-	-	**(6,046)**	-	-	-
Bonuses to directors and corporate auditors	-	-	-	**(396)**	-	-	-
Net unrealized gains on other securities	-	-	-	-	**197,556**	-	-
Foreign currency translation adjustments	-	-	-	-	-	**(6,318)**	-
Repurchase of treasury stock	-	-	-	-	-	-	**(21)**
Exercise of stock options	-	-	**68**	-	-	-	**2,359**
Decrease due to increase in affiliates accounted for under the equity method	-	-	-	**(1,822)**	-	-	-
Balance at September 30, 2005	**325,841**	**¥80,463**	**¥105,669**	**¥342,075**	**¥788,774**	**¥23,543**	**¥(14,389)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2005	$710,867	$932,953	$2,874,203	$5,223,235	$263,813	$(147,778)
Net income	-	-	**220,938**	-	-	-
Cash dividends	-	-	**(53,415)**	-	-	-
Bonuses to directors and corporate auditors	-	-	**(3,498)**	-	-	-
Net unrealized gains on other securities	-	-	-	**1,745,349**	-	-
Foreign currency translation adjustments	-	-	-	-	**(55,818)**	-
Repurchase of treasury stock	-	-	-	-	-	**(186)**
Exercise of stock options	-	**601**	-	-	-	**20,841**
Decrease due to increase in affiliates accounted for under the equity method	-	-	**(16,097)**	-	-	-
Balance at September 30, 2005	**$710,867**	**$933,554**	**$3,022,131**	**$6,968,584**	**$207,995**	**$(127,123)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2005	2004	**2005**
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥ 41,577**	¥38,476	**$ 367,320**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**39,169**	32,708	**346,047**
Impairment loss of fixed assets	**-**	414	**-**
Increase (decrease) in allowance for doubtful accounts	**8**	24	**71**
Interest and dividends income	**(15,095)**	(10,996)	**(133,360)**
Interest expenses	**5,259**	4,590	**46,462**
Equity in net earnings of affiliates	**(1,267)**	(4,211)	**(11,194)**
(Increase) decrease in receivables	**(11,695)**	(5,296)	**(103,322)**
(Increase) decrease in inventories	**(3,737)**	(8,527)	**(33,015)**
Increase (decrease) in payables	**(480)**	3,705	**(4,241)**
Others, net	**9,275**	(1,400)	**81,942**
Subtotal	**63,014**	49,487	**556,710**
Interest and dividends income received	**15,091**	11,026	**133,324**
Interest expenses paid	**(5,278)**	(4,557)	**(46,629)**
Income taxes paid	**(14,068)**	(10,757)	**(124,287)**
Net cash provided by operating activities	**58,759**	45,199	**519,118**
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	**(95,547)**	(45,870)	**(844,129)**
Proceeds from sales of property, plant and equipment	**3,977**	986	**35,136**
Payments for purchases of investment securities	**(21,376)**	(9,030)	**(188,851)**
Proceeds from sales of investment securities	**2,154**	1,101	**19,030**
Payments for loans made	**(2,393)**	(840)	**(21,142)**
Proceeds from collections of loans	**1,056**	1,943	**9,329**
Other, net	**(2,642)**	(3,256)	**(23,341)**
Net cash used in investing activities	**(114,771)**	(54,966)	**(1,013,968)**
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**(29,943)**	5,740	**(264,538)**
Increase (decrease) in commercial paper	**52,304**	-	**462,090**
Proceeds from long-term loans	**28,414**	7,773	**251,029**
Repayments of long-term loans	**(2,531)**	(2,140)	**(22,361)**
Proceeds from issuances of bonds	**5,692**	-	**50,287**
Repayments of bonds	**(20,300)**	-	**(179,344)**
Payments for purchase of treasury stocks	**(22)**	(17)	**(194)**
Cash dividends paid	**(6,042)**	(3,813)	**(53,379)**
Cash dividends paid for minority shareholders	**(616)**	(486)	**(5,442)**
Other, net	**3,232**	2,365	**28,554**
Net cash provided by (used in) financing activities	**30,188**	9,422	**266,702**
Translation adjustments of cash and cash equivalents	**(919)**	(39)	**(8,119)**
Net increase (decrease) in cash and cash equivalents	**(26,743)**	(384)	**(236,267)**
Cash and cash equivalents at beginning of period	**100,536**	77,212	**888,206**
Cash and cash equivalents at end of period	**¥ 73,793**	¥76,828	**$ 651,939**

The accompanying notes are an integral part of these financial statements.

1. Basis of presenting consolidated financial statements:

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥113.19 = US$1, the rate of exchange prevailing at September 30, 2005, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies:

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 149 subsidiaries (43 domestic subsidiaries and 106 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2005 and 142 subsidiaries (41 domestic subsidiaries and 101 overseas subsidiaries) as of September 30, 2004.

For the six-month period ended September 30, 2005, four subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation because of merger and acquisition.

For the six-month period ended September 30, 2004, four subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of consolidation because of merger and acquisition.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 21 affiliates as of September 30, 2005 and investments in one unconsolidated subsidiary and 19 affiliates as of September 30, 2004 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2005 and 2004.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values

are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories
Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation
Property, plant and equipment are stated at cost.

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for overseas subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of September 30, 2005 and 2004 was ¥561,736 million (US$4,962,771 thousand) and ¥527,408 million, respectively.

(8) Intangible assets and amortization
Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(9) Impairment loss of fixed assets
Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific condition of each company. The recoverable amount of assets is calculated based on net selling price.

(10) Allowances for doubtful accounts
Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges
Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for retirement benefits
Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the period. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(13) Lease transactions
Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(14) Consumption tax
The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(15) Hedge accounting
(a) Method of hedge accounting
Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:	Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items:	Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy
Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness
Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others
Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(16) Appropriation of retained earnings
In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

3. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Investments in securities	**¥41,655**	¥35,860	**$368,009**
Land	**2,840**	7,461	**25,091**
Buildings and structures	**2,133**	4,678	**18,844**
Trade notes and accounts receivable	**467**	365	**4,126**
Machinery, equipment and vehicles	**438**	651	**3,870**
Other	**-**	233	**-**
Total	**¥47,533**	¥49,248	**$419,940**

(2) Secured liabilities as of September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Other current liabilities	**¥20,707**	¥19,795	**$182,940**
Short-term bank loans	**390**	4,879	**3,446**
Long-term debt	**1,195**	2,395	**10,557**
Current portion of bonds	**-**	300	**-**
Total	**¥22,292**	¥27,369	**$196,943**

4. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2005 and 2004 as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Guarantees given by the Company	**¥ 400**	¥ -	**$ 3,534**
Guarantees given by consolidated subsidiaries	**845**	9,417	**7,465**
Guarantee forwards given by the Company	**2,759**	3,149	**24,375**

5. Impairment loss of fixed assets

			Millions of yen		Thousands of U.S. dollars
Region	Items	Details of fixed assets	**2005**	2004	**2005**
Hyogo	One idle property	Building	¥ -	¥ 28	$ -
		Land	-	338	-
Kagawa	One idle property	Land	-	48	-
Total			¥ -	¥414	$ -

6. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Buildings and structures:			
Acquisition cost equivalents	¥ -	¥ 5	$ -
Accumulated depreciation equivalents	-	5	-
Buildings and structures net balance equivalents	-	0	-
Machinery and equipment:			
Acquisition cost equivalents	13,313	9,495	117,617
Accumulated depreciation equivalents	6,548	4,693	57,850
Machinery and equipment net balance equivalents	6,765	4,802	59,767
Others:			
Acquisition cost equivalents	11,823	4,895	104,452
Accumulated depreciation equivalents	6,122	3,213	54,086
Others net balance equivalents	5,701	1,682	50,366
Total net leased properties	¥12,466	¥6,484	$110,133

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at interim period ends is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within 1 year	¥ 3,986	¥1,559	$ 35,215
Due after 1 year	8,744	4,925	77,251
Total	¥12,730	¥6,484	$112,466

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2005 and 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥2,345	$20,717
2004	1,493	-

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2005 and 2004, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Machinery and equipment:			
Acquisition cost	**¥9,256**	¥8,288	**$81,774**
Accumulated depreciation	**5,069**	4,643	**44,783**
Total net leased properties	**¥4,187**	¥3,645	**$36,991**

(b) Pro forma information regarding future minimum lease income as of September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within 1 year	**¥1,756**	¥1,831	**$15,514**
Due after 1 year	**3,213**	2,584	**28,386**
Total	**¥4,969**	¥4,415	**$43,900**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease receipts and depreciation for the six-month periods ended September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Total lease payments to be received	**¥1,227**	¥1,177	**$10,840**
Depreciation expenses	**901**	827	**7,960**

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within 1 year	**¥ 4,835**	¥ 3,190	**$ 42,716**
Due after 1 year	**16,359**	12,936	**144,527**
Total	**¥21,194**	¥16,126	**$187,243**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within 1 year	**¥ 8,457**	¥ 4,510	**$ 74,715**
Due after 1 year	**14,770**	8,510	**130,489**
Total	**¥23,227**	¥13,020	**$205,204**

7. Marketable securities

(1) As of September 30, 2005

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Stocks	**¥211,010**	**¥1,524,647**	**¥1,313,637**	**$1,864,211**	**$13,469,803**	**$11,605,592**
Bonds						
Government and municipal bonds, etc.	**0**	**0**	**-**	**0**	**0**	**-**
Total	**¥211,010**	**¥1,524,647**	**¥1,313,637**	**$1,864,211**	**$13,469,803**	**$11,605,592**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	**¥18,897**	**$166,949**
Money management funds	**10,000**	**88,347**

(2) As of September 30, 2004

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥187,422	¥1,184,676	¥997,254
Bonds			
Government and municipal bonds, etc.	0	0	-
Other bonds	1	1	-
Total	¥187,423	¥1,184,677	¥997,254

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Carrying amount
	Millions of yen
Other securities:	
Domestic unlisted stocks excluding over-the-counter stocks	¥26,492
Money management funds	20,020

8. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

9. Segment information
(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2005	2004	**2005**
Sales:			
Automobile			
Outside customer sales	**¥337,752**	¥308,667	**$2,983,939**
Intersegment transactions	**10,195**	8,814	**90,070**
	347,947	317,481	**3,074,009**
Materials handling equipment			
Outside customer sales	**281,598**	239,910	**2,487,835**
Intersegment transactions	**137**	64	**1,210**
	281,735	239,974	**2,489,045**
Logistics			
Outside customer sales	**30,616**	–	**270,483**
Intersegment transactions	**2,786**	–	**24,614**
	33,402	–	**295,097**
Textile machinery			
Outside customer sales	**24,094**	22,273	**212,863**
Intersegment transactions	**11**	10	**97**
	24,105	22,283	**212,960**
Others			
Outside customer sales	**24,968**	36,214	**220,585**
Intersegment transactions	**8,824**	9,684	**77,957**
	33,792	45,898	**298,542**
Subtotal	**720,981**	625,636	**6,369,653**
Elimination of intersegment transactions	**(21,953)**	(18,572)	**(193,948)**
Total	**¥699,028**	¥607,064	**$6,175,705**
Operating costs and expenses:			
Automobile	**¥336,528**	¥302,291	**$2,973,125**
Materials handling equipment	**263,416**	227,932	**2,327,202**
Logistics	**32,874**	–	**290,432**
Textile machinery	**23,914**	22,424	**211,273**
Others	**31,674**	42,559	**279,831**
Elimination of intersegment transactions	**(21,429)**	(18,241)	**(189,319)**
Total	**¥666,977**	¥576,965	**$5,892,544**
Operating income (loss):			
Automobile	**¥ 11,419**	¥ 15,190	**$ 100,884**
Materials handling equipment	**18,319**	12,042	**161,843**
Logistics	**528**	–	**4,665**
Textile machinery	**191**	(141)	**1,687**
Others	**2,118**	3,339	**18,711**
Elimination of intersegment transactions	**(524)**	(331)	**(4,629)**
Total	**¥ 32,051**	¥ 30,099	**$ 283,161**

Main products of each segment are as follows:

Automobile.. Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment .... Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms
Logistics... Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
Textile machinery.............................. Ring spinning frames, air-jet looms, water-jet looms
Others.. Semiconductor package substrates

Changes in business segments

The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year. Sales of the Logistics Segment for the six months ended September 30, 2004 were ¥17,540 million, and an operating loss of ¥75 million was recorded.

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2005	2004	**2005**
Sales:			
Japan			
Outside customer sales	**¥461,877**	¥398,524	**$4,080,546**
Intersegment transactions	**53,537**	48,300	**472,983**
	515,414	446,824	**4,553,529**
North America			
Outside customer sales	**119,484**	105,517	**1,055,606**
Intersegment transactions	**743**	467	**6,564**
	120,227	105,984	**1,062,170**
Europe			
Outside customer sales	**102,181**	90,067	**902,739**
Intersegment transactions	**4,184**	3,619	**36,964**
	106,365	93,686	**939,703**
Others			
Outside customer sales	**15,486**	12,956	**136,814**
Intersegment transactions	**1,750**	1,390	**15,461**
	17,236	14,346	**152,275**
Subtotal	**759,242**	660,840	**6,707,677**
Elimination of intersegment transactions	**(60,214)**	(53,776)	**(531,972)**
Total	**¥699,028**	¥607,064	**$6,175,705**
Operating costs and expenses:			
Japan	**¥490,894**	¥421,829	**$4,336,903**
North America	**116,134**	102,216	**1,026,009**
Europe	**103,236**	91,173	**912,059**
Others	**16,631**	14,410	**146,930**
Elimination of intersegment transactions	**(59,918)**	(52,663)	**(529,357)**
Total	**¥666,977**	¥576,965	**$5,892,544**
Operating income (loss):			
Japan	**¥ 24,520**	¥ 24,995	**$ 216,626**
North America	**4,093**	3,768	**36,161**
Europe	**3,129**	2,513	**27,644**
Others	**605**	(64)	**5,345**
Elimination of intersegment transactions	**(296)**	(1,113)	**(2,615)**
Total	**¥ 32,051**	¥ 30,099	**$ 283,161**

Significant countries belonging to each segment are as follows:

North America .... U.S.A.; Canada
Europe .... Sweden, France, Germany
Others .... Australia, China, Brazil

10. Subsequent event

On November 21, 2005, the Company issued bonds without collateral in the principle amount of ¥50.0 billion. The Company intends to use the proceeds from the bond issue for the redemption of matured corporate bonds as well as for capital investment.

14th series of bonds without collateral

Total amount of issue	¥20.0 billion
Maturity date	December 20, 2010
Interest rate	1.01%

15th series of bonds without collateral

Total amount of issue	¥30.0 billion
Maturity date	September 18, 2015
Interest rate	1.66%

Directors and Corporate Auditors

(As of September 30, 2005)

Board of Directors



Chairman
*Tadashi Ishikawa**



Vice Chairman
*Shozo Nakayama**



Vice Chairman
*Koichiro Noguchi**



President
*Tetsuro Toyoda**



Executive Vice President
*Norio Sato**



Executive Vice President
*Shiro Endo**



Executive Vice President
*Kazuhiko Takeuchi**



Executive Vice President
*Shinjiro Kamimura**

Senior Managing Directors

Tatsuo Matsuura*
Shigetaka Yoshida*
Masafumi Kato*
Yasuharu Toyoda*

Managing Directors

Yutaka Murodono
Kazunori Yoshida
Shoji Shimo
Ryoji Inoue
Kosaku Yamada
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kenji Takenaka
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Toshiyuki Sekimori
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi

** Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Kosuke Ikebuchi
Masaaki Furukawa
Takeshi Uchiyamada

(As of September 30, 2005)

Consolidated Subsidiaries

	Location	Capital (thousands in the local currency)	Equity Ownership
Japan			
Aichi Corporation Group (4 companies) *1	-	-	-
TIBC Corporation	Aichi	¥3,250,000	60.0%
Asahi Security Co., Ltd.	Tokyo	¥516,360	100.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	100.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	68.8%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	75.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
ALTRAN Corporation	Aichi	¥100,000	60.0%
KTL Co., Ltd.	Tokyo	¥100,000	50.5%
TF Logistics Co., Ltd.	Tokyo	¥100,000	51.0%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Taikoh Transportation Group (5 companies) *2	-	-	-
SKE Inc.	Aichi	¥80,000	100.0%
SK Maintenance Co., Ltd.	Aichi	¥50,000	70.0%
Unica Co., Ltd.	Aichi	¥50,000	100.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Nagao Kogyo Co., Ltd.	Aichi	¥31,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	100.0%
Hara Corporation	Gifu	¥23,193	100.0%
Sun Valley Inc.	Aichi	¥22,500	100.0%
Sun Valley CVS Takaramachi Inc.	Aichi	¥3,000	100.0%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
ALT Logistics Co., Ltd.	Aichi	¥20,000	60.0%
Shine's Inc.	Aichi	¥10,000	100.0%
Toyota Industries Well Support Corporation	Aichi	¥10,000	100.0%

*1 Aichi Corporation Group comprises Aichi Corporation, its four subsidiaries and two affiliates. Aichi Corporation is headquartered in Saitama Prefecture and capitalized at ¥10,425 million. Toyota Industries Corporation holds 51.0% of the outstanding shares of Aichi Corporation.
*2 Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. and its four subsidiaries. Taikoh Transportaion Co., Ltd. is headquartered in Aichi Prefecture and capitalized at ¥83,985 thousand. Toyota Industries Corporation holds 50.2% of the outstanding shares of Taikoh Transportation Co., Ltd.
*3 Toyota Industries Sweden AB is a holding company which holds a 100% share of BT Industries AB and Toyota Industries Finance International AB.
*4 BT Industries Group comprises BT Industries AB, its 62 subsidiaries and 16 affiliates. BT Industries AB is headquartered in Mjölby, Sweden and capitalized at SEK560 million.
*5 Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA Inc., ACTIS Manufacturing, Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc. and TD Automotive Compressor Georgia, LLC.
*6 Toyota Industries Corporation Australia Group comprises Toyota Industries Corporation Australia Pty Limited and its nine subsidiaries. Toyota Industries Corporation Australia Pty Limited is headquartered in Sydney, Australia, and capitalized at A$62.8 million. Toyota Industries Corporation holds 100.0% of the outstanding shares of Toyota Industries Corporation Australia Pty Limited.

Note: ¥–Japanese yen; SEK–Swedish krona; US$–U.S. dollar; EUR–Euro; INR–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British pound; A$–Australian dollar; BRL - Brazilian real; CHF - Swiss franc; PLN–Polish zloty

	Location	Capital (thousands in the local currency)	Equity Ownership
Outside Japan			
Toyota Industries Sweden AB *3	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *3*4 (63 companies)	-	-	-
Toyota Industries Finance International AB *3	Mjölby, Sweden	SEK25,000	100.0%
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *5	Elk Grove Village, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *5	Columbus, Indiana, U.S.A.	US$60,000	100.0%
TD Automotive Compressor Georgia, LLC *5	Pendergrass, Georgia, U.S.A.	US$27,000	65.0%
Toyota Material Handling USA, Inc. *5	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *5	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyoda Textile Machinery, Inc. *5	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota-Lift of Los Angeles, Inc. *5	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyota Industries Personnel Service of America, Inc. *5	Elk Grove Village, Illinois, U.S.A.	US$100	100.0%
Aichi U.S.A. Inc. *1	Rockford, Illinois, U.S.A.	-	-
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$23,000	70.0%
Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$12,500	60.0%
TD Automotive Compressor Kunshan Co., Ltd.	Kunshan, Jiangsu, China	US$6,600	59.8%
Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai, China	US$1,000	70.0%
Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai, China	US$1,000	100.0%
Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka, India	INR2,426,200	95.1%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	EUR75	100.0%
Toyota Material Handling Belgium SA/NV	Temse, Belgium	EUR2,000	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK10,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP1,243	100.0%
Toyota Textile Machinery Europe, AG	Zurich, Switzerland	CHF3,000	100.0%
Toyota Maquinas Texteis do Brasil Ltda.	São Paulo, Brazil	US$200	100.0%
Toyota Industries Mercosur Ltda.	São Paulo, Brazil	BRL26,510	100.0%
Toyota Industries Corporation Australia Group *6 (10 companies)	-	-	-

Affiliates Accounted for by the Equity Method

	Location	Capital (thousands in the local currency)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥23,000,000	50.0%
Fuji Logistics Co., Ltd.	Tokyo	¥2,979,675	26.0%
Aichi Corporation Group (1 company) *1	-	-	-
Outside Japan			
BT Industries Group *4 (16 companies)	-	-	-
Aichi Corporation Group (1 company) *1	-	-	-
Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice, Poland	PLN500,000	40.0%

(As of September 30, 2005)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,091,245,000 shares
Issued : 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
17,726

Independent Accountants
ChuoAoyama PricewaterhouseCoopers
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken 450-8565, Japan

Transfer Agent (As of October 1, 2005)
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to
100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders

	% of voting rights
Toyota Motor Corporation	24.02
DENSO Corporation	9.30
The Master Trust Bank of Japan, Ltd.	6.34
Third Avenue Fund-Custodial Trust Company	4.29
Bank of Bermuda Limited, Hamilton	2.69
Towa Real Estate Co., Ltd.	2.41
Japan Trustee Services Bank, Ltd.	2.24
Toyota Tsusho Corporation	2.17
Nippon Life Insurance Company	2.11
Aishin Seiki Co., Ltd.	2.06

Common Stock Price Range (Tokyo Stock Exchange)

	FY2006		FY2005		FY2004		FY2003		FY2002	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥3,250**	**¥2,780**	¥2,700	¥2,235	¥1,988	¥1,686	¥2,165	¥1,862	¥2,770	¥2,355
2nd quarter	**3,990**	**3,010**	2,645	2,285	2,235	1,922	2,005	1,770	2,620	1,845
3rd quarter	-	-	2,605	2,320	2,325	1,951	1,909	1,732	2,165	1,766
4th quarter	-	-	3,180	2,465	2,530	2,190	1,820	1,725	2,210	1,823

Publications
Our *Corporate Brochure* and *Social & Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Web Site
Updated information is published regularly on our Web site. (www.toyota-industries.com)

Further Information
For further information, please write to the Investor Relations Office at our Corporate Head Office.

TOYOTA
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com

PRINTED WITH SOY INK
This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.
Printed in Japan

FINANCIAL SUMMARY

FY2006 Semiannual

(April 1, 2005 through September 30, 2005)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

October 28, 2005

Semiannual Consolidated Financial Results for FY2006

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Representative person: Tetsuro Toyoda, President Location of the head office: Aichi prefecture, Japan
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for consolidated semiannual financial results for FY2006: October 28, 2005
Name of parent company: Toyota Motor Corporation (Code number:7203) Parent company's shareholding: 24.3%
US GAAP: Not used

1. Financial Highlights for FY2006 Semiannual (April 1, 2005 – September 30, 2005)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2006 Semiannual	**699,028**	**(15.1)**	**32,051**	**(6.5)**	**41,577**	**(6.9)**
FY2005 Semiannual	607,063	(6.6)	30,098	(11.4)	38,890	(28.9)
FY2005 Annual	1,241,538		53,120		70,912	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2006 Semiannual	**25,008**	**(4.4)**	**78.41**	**78.38**
FY2005 Semiannual	23,945	(40.1)	75.31	75.28
FY2005 Annual	43,357		135.09	135.03

Notes: 1. Equity in net earnings (loss) of affiliates: FY2006 semiannual—1,267 million yen, FY2005 semiannual—4,210 million yen
FY2005 annual—6,805 million yen

2. Average number of shares outstanding for each period: FY2006 semiannual—318,937,523 shares, FY2005 semiannual—317,933,860 shares,
FY2005 annual—318,079,149 shares

3. Changes in accounting policies: No change.

(2)Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2006 Semiannual	**2,682,651**	**1,326,134**	**49.4**	**4,153.23**
FY2005 Semiannual	2,173,329	1,098,215	50.5	3,451.12
FY2005 Annual	2,326,824	1,115,747	48.0	3,504.80

Note: Number of shares outstanding at the end of each period: FY2006 semiannual—319,302,325 shares, FY2005 semiannual—318,219,881 shares,
FY2005 annual—318,236,815 shares

(3)Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2006 Semiannual	**58,759**	**(114,771)**	**30,187**	**73,793**
FY2005 Semiannual	45,198	(54,965)	9,422	76,827
FY2005 Annual	100,095	(128,230)	50,020	100,535

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 149 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 21 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 4 companies (decrease) 1 company
Affiliate accounted for under the equity method: (increase) 1 company

2. Forecast of Consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2006 Annual	1,500,000	77,000	45,000

Reference: (Forecast) Net income per share—basic (annual): 140.93 yen

* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 149 subsidiaries and 32 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and also in logistics solutions business. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
(Domestic manufacturing companies)
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co.,Ltd.
Others
(Overseas manufacturing companies)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH
Toyota Motor Industries Poland Sp.zo.o.*
Others
(Domestic sales companies)
Aichi Corporation Group
TOYOTA L&F Tokyo Co., Ltd.
Others
(Overseas sales companies)
BT Industries Group
Toyota Material Handling USA, Inc.
Toyota Industrial Equipment Europe Group
Others
(Domestic other companies)
Asahi Security Co., Ltd.
Taikoh transportation Group
Fuji Logistics Co., Ltd.*
Others
(Overseas sales companies)
Toyota Textile Machinery Europe Group
Others
(Domestic manufacturing companies)
TIBC Corporation
ST Liquid Crystal Display Corp.*
Others
(Domestic manufacturing companies)
Aichi Corporation Group
Others
(Overseas manufacturing companies)
BT Industries Group
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
Others
(Overseas manufacturing company)
Kirloskar Toyoda Textile Machinery Ltd.
Automobile
Materials handling equipment
Logistics
Textile machinery
Others
Toyota Industries Corporation
(Other companies)
Toyota Industries Sweden AB, Toyota Industries Finance International AB, Toyota Industries North America, Inc. Others

*Affiliates accounted for under the equity method

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries Corporation's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on consolidated bases and other factors.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuing to improve corporate value for future growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation. The Materials Handling and Car Air-Conditioning Compressor businesses, both of which are the core operations of Toyota Industries, will strive to solidify the leading global position while further globalizing business operations to attain higher market share and improved business performance. The Textile Machinery Business will firmly maintain the world's top share in air-jet looms to realize stable business management. The Electronics Business, which includes power electronics components for hybrid vehicles, and the Logistics Solutions Business will engage in stabilizing operations to ensure steady growth and develop into future core businesses of Toyota Industries.

In the medium to long term, we will always place utmost emphasis on product quality. We

regard such considerations to the environment, safety and ergonomics as well as the enhancement of competitiveness as important issues to be addressed. Based on this stance, we will strive to develop and market leading-edge products closely tailored to customer needs. We will also further promote global consolidated management and build a business structure that can take advantage of the collective strengths of Toyota Industries while improving work environments and nurturing personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

The successful implementation of these measures will in turn heighten Toyota Industries' corporate value. Through sincere considerations for the environment and local communities, we also aim for socially harmonious growth.

The new Medium-Term Management Vision, which started during fiscal 2006 (ending March 31, 2006), targets consolidated net sales of more than 2 trillion yen in fiscal 2010 (ending March 31, 2010).

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries deems it highly important to make corporate governance function effectively for the purpose of management efficiency and corporate soundness. To this end, we aim to establish an organizational structure that can quickly and flexibly respond to changes in the management environment, as well as a fair management system with an emphasis on shareholders.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon Company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries seeks to establish responsive and efficient management as well as an effective internal control system.

At Toyota Industries, we maintain a corporate auditor system based on the Japanese Commercial Code. We have five corporate auditors (including three outside corporate auditors). We have also set up the Corporate Auditor's Office with full-time staff to strengthen auditing of the execution of directors' duties.

The Company has strengthened the supervision of each division and the internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with an increased awareness of ethical issues. Moreover, we established a corporate ethics hotline staffed by outside lawyers, who field queries from employees regarding fraudulent or unethical conduct, for the purpose of early detection and quick handling of important compliance-related irregularities. In addition, we provide clearly articulated action guidelines, which serve as the basis of employee actions.

Toyota Industries established a department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

The certified public accountants who audited Toyota Industries' accounting practices are Mr. Kazunori Tajima, Mr. Fusahiro Yamamoto and Mr. Mitsutaka Kawahara of ChuoAoyama PricewaterhouseCoopers. Mr. Tajima has 11 years of auditing experience. They are further supported by an additional six certified public accountants, six junior accountants and two assistants in auditing Toyota Industries' accounting practices.

With these measures, Toyota Industries strives to secure further growth, prosperity and profit. We intend to meet the high expectations of our stakeholders, notably shareholders and customers, and sincerely carry out our social responsibilities.

5. Matters related to the parent company

(1) Trade name and other items related to the parent company

(As of September 30, 2005)

Parent company	Attributes	Percentage of voting rights held by parent company (%)	Stock exchanges on which shares issued by the parent company are listed
Toyota Motor Corporation	The relevant other company when a listed company is an affiliated company of this other company	24.25 (0.23)	Tokyo Stock Exchange, First Section Nagoya Stock Exchange, First Section Osaka Securities Exchange, First Section Fukuoka Stock Exchange Sapporo Stock Exchange New York Stock Exchange (U.S.) London Stock Exchange (U.K.)

Notes: The figure shown inside the parenthesis indicates the percentage of indirectly held voting rights among all voting rights held by the parent company.

(2) Matters related to transactions with the parent company

FY2005 (April 1, 2005 – September 30, 2005)

Details of affiliation		Transaction details	Transaction amount (¥ millions)	Category	Year-end balance (¥ millions)
Concurrent post of directors (names)	Business affiliation				
Concurrent posts: 4 Employment transfers: 11	Sale of products of the Automobile Segment	Sale of automobiles and engines*1	230,657	Accounts receivable	38,368
		Purchase of components for automobiles and engines*2	158,393	Accounts Payable	34,761

Notes: 1. Transaction conditions and determining policies of transaction conditions

*1 Regarding sales of automobiles and engines, the Company presents its desired prices based on total costs, and settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

*2 Regarding purchases of components for automobiles and engines, based on the prices presented, the Company settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

2. There are no matters in the above-mentioned "details of affiliation" and "transaction details" that would restrict the Company's independence. There are no monetary loan debit and credit relationships or guarantee or warranty relationships.

Business Results and Financial Position

1. Business Results

During the first half of fiscal 2006 (the six months ended September 30, 2005), the economy continued on its slow path to recovery as private-sector capital investment increased on the back of improved corporate earnings. Consumer spending also picked up. Overseas, the overall economic outlook was bright. The U.S. economy continued to expand, the European economy maintained its underlying strengths and the Chinese economy moved full speed ahead.

In this operating environment, Toyota Industries posted total consolidated net sales of 699.0 billion yen, an increase of 92.0 billion yen, or 15%, compared with the first half of fiscal 2005 (the six months ended September 30, 2004). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 337.7 billion yen, an increase of 29.1 billion yen, or 9%, over the first half of fiscal 2005.

Within this segment, net sales of the Vehicle Business totaled 154.7 billion yen, an increase of 15.4 billion yen, or 11%, over the first half of fiscal 2005. Sales of the fully remodeled Vitz, which was re-launched in February 2005 in Japan, were strong. Overseas, sales of the Yaris (European version of the Vitz) and the RAV4 increased.

Net sales of the Engine Business totaled 65.4 billion yen, an increase of 8.9 billion yen, or 16%, over the first half of fiscal 2005. This increase was due largely to an increase in sales of the AD diesel engine (successor to the CD diesel engine), which is mounted on the Avensis for Europe, as well as the commencement in June 2005 of production of the KD diesel engine for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project. Toyota Industry Automotive Parts (Kunshan) Co., Ltd., which was established in Jiangsu Province, China, in April 2004 to meet an increase in demand in foundry parts for engines, began operations in April 2005.

Net sales of the Car Air-Conditioning Compressor Business totaled 105.0 billion yen, an increase of 3.8 billion yen, or 4%, over the first half of fiscal 2005. While sales in the domestic market were approximately the same level as for the first half of fiscal 2005, sales overseas increased as a result of a rise in sales to North America and Europe. In May 2005, Toyota Industries, DENSO Corporation, Toyota Tsusho Corporation and Toyota Industry (Kunshan) Co., Ltd. jointly established TD Automotive Compressor Kunshan, Co., Ltd. to meet expanding demand in car air conditioning in the Chinese market. Production of fuel-efficient variable-displacement car air-conditioning compressors is slated to start in April 2006.

Net sales of the Materials Handling Equipment Segment of Toyota Industries totaled 281.5 billion yen, an increase of 41.6 billion yen, or 17%, over the first half of fiscal 2005. This increase was a result of robust sales in both the Japanese and overseas markets on the back of global economic recovery. During the period, Toyota Industries strove to enhance its global sales network and implemented vigorous sales promotion activities. For example, in August 2005, we established the Toyota National Customer Center, an experience-based showroom, in the U.S. state of Indiana. Also, Toyota Industries strengthened its product line by equipping the GENEO Series (7 Series overseas) lift trucks with the operator presence sensing system as a standard specification to enhance operator safety.

Net sales of the Logistics Solutions Segment totaled 30.6 billion yen, a significant increase from the first half of fiscal 2005, due in large part to the contribution by Asahi Security Co., Ltd., which became one of Toyota Industries' subsidiaries in March 2005. Toyota Industries focused on expansion of the logistics solutions business, which undertakes total logistics operations on an outsourced basis directed toward lowering the logistics costs of customers, as well as implemented vigorous sales promotion activities.

Net sales of the Textile Machinery Segment totaled 24.0 billion yen, an increase of 1.8 billion yen, or 8%, from the first half of fiscal 2005. This increase was attributable mainly to strong sales of air-jet looms, our flagship product, and an increase in sales of spinning machinery in India, Thailand and Indonesia.

During the first half of fiscal 2006, Toyota Industries' ordinary income amounted to 41.5 billion yen, an increase of 2.7 billion yen, or 7%, over the first half of fiscal 2005. Despite the effects of a rise in raw materials costs and increases in depreciation and personnel expenses, this increase was largely achieved due to an increase in global sales, Group-wide cost-reduction activities and an increase in non-operating income.

Cash flows from operating activities increased by 58.7 billion yen during the first half of fiscal

2006, due largely to income before income taxes in an amount of 41.5 billion yen. Net cash provided by operating activities increased by 13.6 billion yen from 45.1 billion yen in the first half of fiscal 2005. Cash flows from investing activities resulted in a decrease in cash by 114.7 billion yen during the first half of fiscal 2006, attributable primarily to payments for acquisition of fixed assets amounting to 95.5 billion yen. Net cash used in investing activities increased by 59.8 billion yen from 54.9 billion yen for the first half of fiscal 2005. Cash flows from financing activities resulted in an increase in cash by 30.1 billion yen during the first half of fiscal 2006, due mainly to proceeds from issuance of commercial paper in an amount of 52.3 billion yen. Net cash provided by financing activities increased by 20.7 billion yen from 9.4 billion yen for the first half of fiscal 2005.

After translation adjustments, cash and cash equivalents as of September 30, 2005 stood at 73.7 billion yen, a decrease of 3.1 billion yen, or 4%, over the first half of fiscal 2005.

2. Distribution of Profits

Toyota Industries Corporation will distribute an interim cash dividend of 18 yen per common share, an increase of 5 yen per common share over the first half of fiscal 2005.

3. Forecast for the Fiscal Year Ending March 31, 2006

Toyota Industries expects the global economy to continue along a steady path toward recovery. Uncertainties persist regarding the temporary deceleration of the U.S. economy due to hurricane damages, exchange rate fluctuations and the rising prices of raw materials worldwide.

For fiscal 2006, ending March 31, 2006, Toyota Industries forecasts consolidated net sales of 1,500.0 billion yen, ordinary income of 77.0 billion yen and net income of 45.0 billion yen. We are determined to heighten the comprehensive capabilities of the Toyota Industries Group as a whole through the development of appealing new products matched to customer needs with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities Group-wide.

Our projections are based on an exchange rate of ¥110.0 = US$1.

4. Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The forward-looking statements herein are based on information known to management as of September 30, 2005.

<u>Principal Customers</u>

Toyota Industries' automobile and engine products are sold primarily to TMC. During the first half of fiscal 2006, net sales to TMC accounted for 33.0% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of September 30, 2005, TMC held 24.3% of total shares issued.

<u>Product Development Capabilities</u>

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

<u>Intellectual Property Rights</u>

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by

third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environment-related regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. Consequently, in businesses that Toyota Industries manufactures products in Japan for export, the strengthening of the yen against other currencies reduces the relative price competitiveness of Toyota Industries' products on a global basis. Such currency trends could have an adverse impact on Toyota Industries' financial condition and business results.

Share Price Fluctuations

Toyota Industries held marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of this period, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop the production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Consolidated Balance Sheets

	FY2006 (As of September 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of September 30, 2004)
(Assets)				
Current assets	**438,719**	**462,973**	**(24,254)**	**369,099**
Cash and deposits	89,766	84,915	4,851	56,945
Trade notes and accounts receivable	181,764	173,459	8,305	150,569
Marketable securities	10,057	40,056	(29,999)	20,021
Inventories	96,360	94,024	2,336	86,524
Deferred tax assets	15,942	20,379	(4,437)	19,879
Other current assets	47,077	52,491	(5,414)	37,524
Less - allowance for doubtful accounts	(2,248)	(2,351)	103	(2,365)
Fixed assets	**2,243,931**	**1,863,850**	**380,081**	**1,804,230**
Property, plant and equipment	**496,835**	**457,078**	**39,757**	**409,970**
Buildings and structures	144,990	132,419	12,571	129,127
Machinery, equipment and vehicles	214,067	185,424	28,643	170,712
Tools, furniture and fixtures	20,052	18,833	1,219	15,806
Land	83,003	78,658	4,345	72,289
Construction in progress	34,721	41,742	(7,021)	22,035
Intangible assets	**108,141**	**116,971**	**(8,830)**	**95,924**
Software	12,823	12,410	413	12,155
Goodwill	95,318	104,561	(9,243)	83,769
Investments and other assets	**1,638,954**	**1,289,799**	**349,155**	**1,298,334**
Investments in securities	1,572,060	1,222,658	349,402	1,233,265
Long-term loans	9,018	9,804	(786)	9,624
Long-term prepaid expenses	11,966	13,218	(1,252)	13,725
Deferred tax assets	6,513	7,234	(721)	6,074
Other investments and other assets	39,608	37,214	2,394	35,910
Less - allowance for doubtful accounts	(212)	(330)	118	(266)
Total assets	**2,682,651**	**2,326,824**	**355,827**	**2,173,329**

Notes:				
1. Accumulated depreciation of property, plant and equipment	561,735	541,382	20,353	527,407
2. Liabilities for guarantees	3,899	29,054	(25,155)	12,566
3. Number of shares of treasury stock	6,538,315 Shares	7,603,825 shares	(1,065,510) shares	7,620,759 shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,927	5,234	(307)	4,832

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (As of September 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of September 30, 2004)
(Liabilities)				
Current liabilities	**419,659**	**421,539**	**(1,880)**	**366,248**
Trade notes and accounts payable	159,589	160,231	(642)	134,552
Short-term loans	29,976	59,945	(29,969)	75,671
Commercial paper	50,876	-	50,876	15,000
Current portion of bonds	15,000	20,300	(5,300)	20,300
Other payables	24,725	45,461	(20,736)	18,573
Accrued expenses	62,361	59,356	3,005	55,116
Accrued income taxes	10,445	15,297	(4,852)	13,550
Deposits received from employees	20,704	20,054	650	19,861
Deferred tax liabilities	3,759	4,066	(307)	3,144
Other current liabilities	42,220	36,826	5,394	10,476
Long-term liabilities	**893,007**	**748,633**	**144,374**	**670,644**
Bonds	220,394	230,000	(9,606)	180,000
Long-term loans	98,826	73,491	25,335	41,389
Deferred tax liabilities	511,529	381,787	129,742	388,322
Allowance for retirement benefits	44,130	44,462	(332)	42,486
Other long-term liabilities	18,125	18,891	(766)	18,447
Total liabilities	**1,312,667**	**1,170,172**	**142,495**	**1,036,893**
Minority interests in consolidated subsidiaries	**43,849**	**40,904**	**2,945**	**38,220**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	**-**	**80,462**
Capital surplus	**105,669**	**105,600**	**69**	**105,621**
Retained earnings	**342,075**	**325,330**	**16,745**	**310,054**
Net unrealized gain on other securities	**788,774**	**591,218**	**197,556**	**598,868**
Translation adjustments	**23,542**	**29,861**	**(6,319)**	**19,967**
Treasury stock at cost	**(14,389)**	**(16,726)**	**2,337**	**(16,759)**
Total shareholders' equity	**1,326,134**	**1,115,747**	**210,387**	**1,098,215**
Total liabilities and shareholders' equity	**2,682,651**	**2,326,824**	**355,827**	**2,173,329**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - September 30, 2005)	FY2005 (April 1, 2004 - September 30, 2004)	Increase (Decrease)	FY2005 (April 1, 2004 - March 31, 2005)
Net sales	**699,028**	**607,063**	**91,965**	**1,241,538**
Cost of sales	586,753	505,902	80,851	1,041,780
Gross profit	**112,274**	**101,161**	**11,113**	**199,758**
Selling, general and administrative expenses	80,223	71,062	9,161	146,638
Operating income	**32,051**	**30,098**	**1,953**	**53,120**
Non-operating income	**21,834**	**18,932**	**2,902**	**38,284**
Interest income	4,406	3,934	472	8,159
Dividends income	10,687	7,060	3,627	13,760
Other non-operating income	6,739	7,936	(1,197)	16,363
Non-operating expenses	**12,308**	**10,141**	**2,167**	**20,491**
Interest expenses	5,258	4,589	669	9,735
Other non-operating expenses	7,049	5,551	1,498	10,756
Ordinary income	**41,577**	**38,890**	**2,687**	**70,912**
Extraordinary losses	**-**	**414**	**(414)**	**558**
Impairment loss of fixed assets	-	414	(414)	558
Income before income taxes and minority interests	**41,577**	**38,476**	**3,101**	**70,353**
Income taxes – current	11,827	15,483	(3,656)	26,808
Income taxes – deferred	2,204	(3,232)	5,436	(4,557)
Minority interests in consolidated subsidiaries	2,536	2,280	256	4,744
Net income	**25,008**	**23,945**	**1,063**	**43,357**

Consolidated Statements of Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - September 30, 2005)	FY2005 (April 1, 2004 - September 30, 2004)	Increase (Decrease)	FY2005 (April 1, 2004 - March 31, 2005)
(Capital surplus)				
Capital surplus at beginning of period	**105,600**	**105,743**	**(143)**	**105,743**
Increase in capital surplus	**68**	**-**	**68**	**-**
Gain on disposal of treasury stock	68	-	68	-
Decrease in capital surplus	**-**	**121**	**(121)**	**142**
Loss on disposal of treasury stock	-	121	(121)	142
Capital surplus at end of period	**105,669**	**105,621**	**48**	**105,600**
(Retained earnings)				
Retained earnings at beginning of period	**325,330**	**294,672**	**30,658**	**294,672**
Increase in retained earnings	**25,008**	**23,945**	**1,063**	**43,357**
Net income for the period	25,008	23,945	1,063	43,357
Decrease in retained earnings	**8,263**	**8,562**	**(299)**	**12,699**
Cash dividends	6,046	3,811	2,235	7,948
Bonuses to directors and corporate auditors	395	331	64	331
Net decrease due to minimum pension liability adjustments of consolidated subsidiaries	-	4,419	(4,419)	4,419
Decrease due to increase in affiliates accounted for under the equity method	1,821	-	1,821	-
Retained earnings at end of period	**342,075**	**310,054**	**32,021**	**325,330**

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - September 30, 2005)	FY2005 (April 1, 2004 - September 30, 2004)	Increase (Decrease)	FY2005 (April 1, 2004 - March 31, 2005)
Cash flows from operating activities	**58,759**	**45,198**	**13,561**	**100,095**
Income before income taxes and minority interests	41,577	38,476	3,101	70,353
Depreciation and amortization	39,169	32,707	6,462	70,213
Impairment loss of fixed assets	-	414	(414)	558
Increase (decrease) in allowance for doubtful	7	23	(16)	371
Interest and dividends income	(15,094)	(10,995)	(4,099)	(21,920)
Interest expenses	5,258	4,589	669	9,735
Equity in earnings of affiliates	(1,267)	(4,210)	2,943	(6,805)
(Increase) decrease in receivables	(11,695)	(5,295)	(6,400)	(22,923)
(Increase) decrease in inventories	(3,737)	(8,527)	4,790	(12,851)
Increase (decrease) in payables	(479)	3,704	(4,183)	26,893
Others, net	9,274	(1,399)	10,673	(4,063)
Subtotal	63,014	49,487	13,527	109,561
Interest and dividends received	15,090	11,025	4,065	21,971
Interest paid	(5,278)	(4,557)	(721)	(8,710)
Income taxes paid	(14,067)	(10,756)	(3,311)	(22,727)
Cash flows from investing activities	**(114,771)**	**(54,965)**	**(59,806)**	**(128,230)**
Payments for purchases of property, plant and equipment	(95,546)	(45,870)	(49,676)	(110,111)
Proceeds from sales of property, plant and equipment	3,976	985	2,991	10,043
Payments for purchases of investment securities	(21,375)	(9,029)	(12,346)	(9,562)
Proceeds from sales of investment securities	2,153	1,100	1,053	3,299
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	-	-	-	(16,943)
Payments for loans made	(2,393)	(839)	(1,554)	(2,370)
Proceeds from collections of loans	1,055	1,943	(888)	2,783
Others, net	(2,641)	(3,255)	614	(5,368)
Cash flows from financing activities	**30,187**	**9,422**	**20,765**	**50,020**
Increase (decrease) in short-term loans	(29,942)	5,739	(35,681)	(13,686)
Increase (decrease) in commercial paper	52,303	-	52,303	(15,000)
Proceeds from long-term loans	28,413	7,773	20,640	40,785
Repayments of long-term loans	(2,531)	(2,140)	(391)	(6,964)
Proceeds from issuances of bonds	5,692	-	5,692	50,000
Repayments of bonds	(20,300)	-	(20,300)	-
Payments for purchase of treasury stocks	(22)	(16)	(6)	(52)
Cash dividends paid	(6,041)	(3,813)	(2,228)	(7,948)
Cash dividends paid for minority shareholders	(616)	(485)	(131)	(667)
Others, net	3,232	2,365	867	3,554
Translation adjustments of cash and cash equivalents	**(918)**	**(39)**	**(879)**	**1,438**
Net increase (decrease) in cash and cash equivalents	**(26,742)**	**(384)**	**(26,358)**	**23,323**
Cash and cash equivalents at beginning of period	**100,535**	**77,212**	**23,323**	**77,212**
Cash and cash equivalents at end of period	**73,793**	**76,827**	**(3,034)**	**100,535**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	63,793	56,807	6,986	60,530
Marketable securities	10,000	20,020	(10,020)	40,005

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	149	Aichi Corporation Group (5 companies), TIBC Corporation, Asahi Security Co., Ltd., TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., Altex Co., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Teionshokuhin Ryutsu Inc., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., ALTRAN Corporation, KTL Co., Ltd., Tokaiseiki Co., Ltd., TF Logistics Co., Ltd., Taikoh transportation Group (5 companies), SKE Inc., SK Maintenance Inc., Unica Co., Ltd., Iwama Loom Works, Ltd., Kawamoto System Corporation, Nagao kogyo Co., Ltd., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Group (2 companies), Sun Staff, Inc., ALT Logistics Co., Ltd., Shine's Inc., Toyota Industries Well Support Corporation, Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Michigan Automotive Compressor, Inc., TD Automotive Compressor Georgia, LLC., Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Textile Machinery, Europe Group (2 companies), Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Industry (Kunshan) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd, Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Industries Mercosur Ltda., Toyota Industries Corporation Australia (10 companies), TD Automotive Compressor Kunshan, Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd, Toyota Industries Trading & Logistics (China) Co., Ltd., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (3 companies)

(2) Scope of equity method

	Companies	
Affiliates	21	Aichi Corporation Group (2 companies), ST Liquid Crystal Display Corp., Fuji Logistics Co., Ltd., BT Industries Group (16 companies), Toyota Motor Industries Poland Sp.zo.o.

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	4	Toyota Industries Corporation Australia (1 company), TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd., Toyota Industrial Equipment Europe Group (1 company)
(Decrease)	1	BT Industries Group (1 company)

Affiliates accounted for the equity method

	Companies	
(Increase)	1	Toyota Motor Industries Poland Sp.zo.o.

3. Fiscal years of consolidated subsidiaries

Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30	Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

	Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
	Other securities without market value	.... At cost determined by the moving average method
b. Inventories		.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of intangible assets is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segment information

(1)FY2006 Semiannual (April 1, 2005 - September 30, 2005) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	337,751	281,597	30,615	24,094	24,968	699,028	-	699,028
(2) Intersegment transactions	10,195	137	2,786	10	8,823	21,953	(21,953)	-
Total	347,946	281,735	33,402	24,104	33,792	720,981	(21,953)	699,028
Operating expenses	336,528	263,415	32,874	23,913	31,673	688,406	(21,429)	666,976
Operating income	11,418	18,319	528	191	2,118	32,575	(523)	32,051

Notes: 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, truck mount aerial work platforms
Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
Textile machinery ....Ring spinning frames, air jet looms, water jet looms
Others ....Ball grid array-type plastic package substrates for IC chipsets
3. Changes in business segment
The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (fiscal 2006). Sales of the Logistics Segment for FY2005 semiannual were 17,540 million yen and an operating loss of 75 million yen. For FY2005 annual, the segment recorded sales of 37,913 million yen and an operating loss of 650 million yen.

(2)FY2005 Semiannual (April 1, 2004 - September 30, 2004) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	308,666	239,909	22,272	36,213	607,063	-	607,063
(2) Intersegment transactions	8,814	64	9	9,684	18,572	(18,572)	-
Total	317,481	239,974	22,282	45,898	625,636	(18,572)	607,063
Operating expenses	302,291	227,932	22,423	42,559	595,206	(18,241)	576,964
Operating income	15,190	12,041	(141)	3,339	30,430	(331)	30,098

(3)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	616,200	503,989	43,902	77,446	1,241,538	-	1,241,538
(2) Intersegment transactions	18,222	148	24	21,579	39,975	(39,975)	-
Total	634,422	504,138	43,927	99,025	1,281,514	(39,975)	1,241,538
Operating expenses	611,659	478,053	44,698	93,782	1,228,193	(39,775)	1,188,418
Operating income	22,763	26,084	(771)	5,243	53,320	(200)	53,120

2.Geographical segments

(1) FY2006 Semiannual (April 1, 2005 - September 30, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	461,876	119,484	102,181	15,485	699,028	-	699,028
(2) Inter-segment sales and transfers	53,537	742	4,183	1,749	60,213	(60,213)	-
Total	515,413	120,227	106,365	17,235	759,242	(60,213)	699,028
Operating expenses	490,894	116,133	103,235	16,631	726,895	(59,918)	666,976
Operating income	24,519	4,093	3,129	604	32,346	(295)	32,051

(2)FY2005 Semiannual (April 1, 2004 – September 30, 2004)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	398,524	105,517	90,067	12,955	607,063	-	607,063
(2) Inter-segment sales and transfers	48,299	466	3,618	1,389	53,775	(53,775)	-
Total	446,823	105,984	93,686	14,345	660,839	(53,775)	607,063
Operating expenses	421,828	102,216	91,173	14,409	629,627	(52,662)	576,964
Operating income	24,995	3,768	2,512	(64)	31,211	(1,112)	30,098

(3)FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	815,039	212,253	188,668	25,576	1,241,538	-	1,241,538
(2) Inter-segment sales and transfers	99,464	1,125	7,221	2,776	110,588	(110,588)	-
Total	914,503	213,379	195,890	28,352	1,352,126	(110,588)	1,241,538
Operating expenses	870,928	207,068	191,202	27,712	1,296,911	(108,493)	1,188,418
Operating income	43,575	6,311	4,688	639	55,214	(2,094)	53,120

3.Overseas sales

(1)FY2006 Semiannual (April 1, 2005 – September 30, 2005)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	118,995	119,210	58,833	297,039
Consolidated sales				699,028
Ratio of overseas sales to consolidated sales	17.0%	17.1%	8.4%	42.5%

(2)FY2005 Semiannual (April 1, 2004 - September 30, 2004)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	104,062	109,480	51,657	265,200
Consolidated sales				607,063
Ratio of overseas sales to consolidated sales	17.2%	18.0%	8.5%	43.7%

(3)FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	208,675	225,409	104,917	539,002
Consolidated sales				1,241,538
Ratio of overseas sales to consolidated sales	16.8%	18.2%	8.4%	43.4%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - September 30, 2005)		FY2005 (April 1, 2004 - September 30, 2004)		Increase (Decrease)	% Change	FY2004 (April 1, 2003 – March 31, 2004)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	154,701	22.1	139,368	22.9	15,333	11.0	278,841	22.5
Engine	65,414	9.4	56,507	9.3	8,907	15.8	113,295	9.1
Car air-conditioning compressor	105,000	15.0	101,252	16.7	3,748	3.7	197,984	15.9
Foundry, Electronics parts and others	12,635	1.8	11,538	1.9	1,097	9.5	26,079	2.1
Subtotal	337,751	48.3	308,666	50.8	29,085	9.4	616,200	49.6
Materials handling equipment	281,597	40.3	239,909	39.5	41,688	17.4	503,989	40.6
Logistics	30,615	4.4	-	-	30,615	-	-	-
Textile machinery	24,094	3.4	22,272	3.7	1,822	8.2	43,902	3.5
Others	24,968	3.6	36,213	6.0	(11,245)	(31.1)	77,446	6.3
Total	699,028	100.0	607,063	100.0	91,965	15.1	1,241,538	100.0

Notes: The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (fiscal 2006). Sales of the Logistics Segment for FY2005 semiannual and annual were 15,541 million yen and 33,306 million yen, respectively.

October 28, 2005

Semiannual Non-consolidated Financial Results for FY2006

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201) (URL http://www.toyota-industries.com/)

Representative person: Tetsuro Toyoda, President   Location of the head office: Aichi prefecture, Japan

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

Date of the meeting of the Board of Directors for non-consolidated semiannual financial results for FY2006: October 28, 2005

Provision for interim cash dividends: Provision exists

Date of starting actual payment of interim cash dividends: November 25, 2005

Number of shares in unit share system: 100 shares

1. Financial Highlights for FY2006 Semiannual (April 1 – September 30, 2005)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2006 Semiannual	**434,957**	**(12.6)**	**17,172**	**(-9.4)**	**25,184**	**(5.8)**
FY2005 Semiannual	386,317	(5.6)	18,948	(6.5)	23,808	(20.2)
FY2005 Annual	784,399		30,075		39,785	

	Net income	(% change from previous year)	Net income per share - basic
	Million yen	%	Yen
FY2006 Semiannual	**17,593**	**(10.3)**	**55.16**
FY2005 Semiannual	15,956	(28.9)	50.19
FY2005 Annual	26,320		81.87

Notes: 1. Average number of shares issued each year

FY2006 Semiannual—318,937,523 shares, FY2005 Semiannual—317,933,860 shares, FY2005 Annual— 318,087,484 shares

2. Changes in accounting policies: No change

(2) Cash dividends

	Interim cash dividends per share	Cash dividends per share
	Yen	Yen
FY2006 Semiannual	**18**	—
FY2005 Semiannual	13	—
FY2005 Annual	—	32

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2006 Semiannual	**2,332,538**	**1,267,713**	**54.3**	**3,970.26**
FY2005 Semiannual	1,870,875	1,058,418	56.6	3,326.06
FY2005 Annual	1,980,211	1,056,828	53.4	3,320.01

Note: 1. Number of shares outstanding at the end of period

FY2006 Semiannual—319,302,325 shares, FY2005 Semiannual—318,219,881 shares, FY2005 Annual— 318,236,815 shares

2. Number of treasury stock at the end of period

FY2006 Semiannual—6,538,315 shares, FY2005 Semiannual—7,620,759 shares, FY2005 Annual—7,603,825 shares

2. Forecast of Non-consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income	Annual cash dividends per share: Year end	
	Million yen	Million yen	Million yen	Yen	Yen
FY2006 Annual	960,000	46,000	31,000	18	36

Reference: (Forecast) Net income per share—basic (annual): 97.09 yen

Non-consolidated Balance Sheets

	FY2006 (As of September 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of September 30, 2004)
(Assets)				
Current assets	**236,592**	**255,513**	**(18,921)**	**195,311**
Cash and deposits	46,811	28,721	18,090	26,927
Trade notes receivable	414	725	(311)	1,386
Trade accounts receivable	104,058	94,048	10,010	82,655
Marketable securities	10,000	40,005	(30,005)	20,003
Finished goods	2,322	1,724	598	2,474
Raw materials	277	472	(195)	373
Work in process	21,554	21,318	236	19,471
Supplies	5,180	4,731	449	4,099
Prepaid expenses	334	124	210	267
Deferred tax assets	9,939	13,526	(3,587)	13,955
Other current assets	35,712	50,128	(14,416)	23,706
Less - allowance for doubtful accounts	(13)	(14)	1	(9)
Fixed assets	**2,095,946**	**1,724,698**	**371,248**	**1,675,564**
Property, plant and equipment	**301,144**	**277,907**	**23,237**	**241,383**
Buildings	82,518	75,158	7,360	73,764
Structures	10,594	8,987	1,607	9,017
Machinery and equipment	123,777	104,011	19,766	93,520
Vehicles and delivery equipment	1,346	1,200	146	1,041
Tools, furniture and fixture	11,823	11,160	663	8,930
Land	50,402	46,096	4,306	41,162
Construction in progress	20,683	31,291	(10,608)	13,946
Intangible assets	**9,405**	**9,407**	**(2)**	**9,799**
Software	9,405	9,407	(2)	9,799
Investments and other assets	**1,785,394**	**1,437,383**	**348,012**	**1,424,381**
Investments in securities	1,572,055	1,223,995	348,060	1,237,571
Investments in subsidiaries	181,761	181,231	530	154,934
Long-term loans	11,908	11,855	53	10,794
Long-term prepaid expenses	9,136	10,029	(893)	10,790
Other investments and other assets	10,615	10,442	173	10,403
Less - allowance for doubtful accounts	(81)	(171)	90	(112)
Total assets	**2,332,538**	**1,980,211**	**352,327**	**1,870,875**

Notes				
1. Accumulated depreciation of property, plant and equipment	378,985	368,937	10,048	362,327
2. Liabilities for guarantees	37,759	28,354	9,405	3,149
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,331	4,532	(201)	4,259

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (As of September 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of September 30, 2004)
(Liabilities)				
Current liabilities	**237,724**	**238,536**	**(812)**	**201,315**
Trade notes payable	1,577	941	636	1,089
Trade accounts payable	109,412	112,543	(3,131)	91,182
Commercial paper	25,000	-	25,000	15,000
Current portion of bonds	15,000	20,000	(5,000)	20,000
Other payables	17,393	38,616	(21,223)	14,200
Accrued expenses	30,143	29,614	529	26,400
Accrued income taxes	4,144	8,221	(4,077)	9,008
Advance received	706	999	(293)	418
Deposits received	13,479	7,342	6,137	4,073
Deposits received from employees	20,606	19,965	641	19,778
Other current liabilities	260	290	(30)	163
Long-term liabilities	**827,100**	**684,846**	**142,254**	**611,142**
Bonds	215,000	230,000	(15,000)	180,000
Long term loan	82,500	55,000	27,500	25,000
Deferred tax liabilities	507,168	376,610	130,558	383,639
Allowance for retirement benefits	21,172	20,856	316	20,153
Other long-term liabilities	1,258	2,378	(1,120)	2,350
Total liabilities	**1,064,824**	**923,382**	**141,442**	**812,457**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	-	**80,462**
Capital surplus	**105,647**	**105,579**	**68**	**105,585**
Capital reserve	101,766	101,766	-	101,766
Other capital reserve	3,880	3,812	68	3,819
Gain on disposal of treasury stock	3,880	3,812	68	3,819
Retained earnings	**308,355**	**297,087**	**11,268**	**290,860**
Legal reserve	17,004	17,004	-	17,004
General reserves	200,943	180,844	20,099	180,844
Reserve for special depreciation	679	711	(32)	711
Reserve for reduction of acquisition cost of fixed assets	263	133	130	133
General reserves	200,000	180,000	20,000	180,000
Unappropriated retained earnings at end of period	90,407	99,238	(8,831)	93,011
<Included net income for period>	<17,593>	<26,320>	<(8,727)>	<15,956>
Net unrealized gain on other securities	**787,637**	**590,426**	**197,211**	**598,268**
Treasury stock	**(14,389)**	**(16,726)**	**2,337**	**(16,759)**
Total shareholders' equity	**1,267,713**	**1,056,828**	**210,885**	**1,058,418**
Total liabilities and	**2,332,538**	**1,980,211**	**352,327**	**1,870,875**

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - September 30, 2005)	FY2005 (April 1, 2004 - September 30, 2004)	Increase (Decrease)	FY2005 (April 1, 2004 - March 31, 2005)
(Ordinary profits and losses)				
Operating revenue and expenses				
Operating revenue	**434,957**	**386,317**	**48,640**	**784,399**
Net sales	434,957	386,317	48,640	784,399
Operating expenses	**417,785**	**367,369**	**50,416**	**754,322**
Cost of sales	387,204	338,567	48,637	695,564
Selling, general and administrative expenses	30,581	28,801	1,780	58,758
Operating income	**17,172**	**18,948**	**(1,776)**	**30,075**
Non-operating income and expenses				
Non-operating income	**15,492**	**10,166**	**5,326**	**20,653**
Interest and dividends income	11,852	7,915	3,937	14,936
Other non-operating income	3,639	2,251	1,388	5,716
Non-operating expenses	**7,480**	**5,306**	**2,174**	**10,943**
Interest expenses	2,240	1,732	508	3,700
Other non-operating expenses	5,240	3,574	1,666	7,242
Ordinary income	**25,184**	**23,808**	**1,376**	**39,785**
(Extraordinary gains and losses)				
Extraordinary losses	-	-	-	**144**
Impairment loss of fixed assets	-	-	-	144
Income before income taxes	**25,184**	**23,808**	**1,376**	**39,641**
Income taxes - current	4,374	9,940	(5,566)	16,802
Income taxes - deferred	3,216	(2,088)	5,304	(3,481)
Net income	**17,593**	**15,956**	**1,637**	**26,320**
Unappropriated retained earnings brought forward	72,814	77,055	(4,241)	77,055
Interim cash dividends	-	-	-	4,136
Unappropriated retained earnings at end of period	**90,407**	**93,011**	**(2,604)**	**99,238**

FINANCIAL SUMMARY

FY2006 Third Quarter

Financial Results for the Nine Months Ended December 31, 2005

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

February 2, 2006

Consolidated Financial Results for the Nine Months Ended December 31, 2005

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for the Nine Months Ended December 31, 2005

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
Nine months ended December 31,2005	**1,071,837**	**(18.8)**	**46,832**	**(11.0)**	**65,100**	**(9.2)**
Nine months ended December 31,2004	902,330	(5.2)	42,182	(5.3)	59,601	(22.6)
FY2005	1,241,538		53,120		70,912	

	Net income	(% change from previous year)	Net income per share—basic	Net income per Share—diluted
	Million yen	%	Yen	Yen
Nine months ended December 31,2005	**40,228**	**(9.2)**	**126.08**	**125.99**
Nine months ended December 31,2004	36,840	(29.2)	115.84	115.79
FY2005	43,357		135.09	135.03

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Nine months ended December 31,2005	**3,063,815**	**1,524,174**	**49.7**	**4,773.40**
Nine months ended December 31,2004	2,222,638	1,121,970	50.5	3,525.53
FY2005	2,326,824	1,115,747	48.0	3,504.80

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 151 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 companies
Affiliates accounted for under the equity method: 21 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 6 companies, (decrease) 1 company
Affiliates accounted for under the equity method: (increase) 1 company, (decrease) 0 companies

2. Forecasts of Consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2006	1,500,000	77,000	45,000

Reference: (Forecast) Net income per share - basic (annual): 140.93 yen

* Figures for fiscal 2006 have not been revised from those previously announced on October 28, 2005.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

As of the third quarter of fiscal 2006 (the nine months from April 1 to December 31, 2005), total consolidated net sales of Toyota Industries amounted to 1,071.8 billion yen, an increase of 169.5 billion yen, or 19%, compared with year-on-year results for the same period in fiscal 2005 ("previous period"). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 524.4 billion yen, an increase of 78.1 billion yen, or 18%, over the previous period. Within this segment, net sales of the Vehicle Business amounted to 248.7 billion yen, an increase of 50.8 billion yen, or 26%, over the previous period, due to continued brisk sales of the Vitz (Yaris in Europe) as well as higher sales of the fully redesigned RAV4, which was launched in November 2005. Net sales of the Engine Business totaled 98.0 billion yen, an increase of 13.6 billion yen, or 16%, over the previous period. This increase was attributable to the contributions made by sales of KD diesel engines for the Innovative International Multi-Purpose Vehicle (IMV) series that we began producing in June 2005 as well as sales of AD diesel engines mounted on the RAV4 for Europe and other vehicles. Net sales of the Car Air-Conditioning Compressor Business totaled 157.6 billion yen, an increase of 11.8 billion yen, or 8%, over the previous period. This increase reflected robust sales in North America and Europe, which compensated for flat sales in Japan.

Net sales of the Materials Handling Equipment Segment totaled 427.4 billion yen, an increase of 61.3 billion yen, or 17%, over the previous period. Toyota Industries undertook proactive sales expansion activities and strengthened its sales network amid robust domestic and overseas markets.

Net sales of the Logistics Segment amounted to 47.6 billion yen, a sharp increase over the previous period, due mainly to the contribution made by Asahi Security Co., Ltd. In working to build this segment into a future pillar of growth, we focused on developing the logistics solutions business while carrying out aggressive sales promotion activities.

Net sales of the Textile Machinery Segment amounted to 35.9 billion yen, an increase of 3.4 billion yen, or 11%, over the previous period, fueled by an expansion in new orders for air-jet looms in China, our main market.

During this period, Toyota Industries' ordinary income amounted to 65.1 billion yen, an increase of 5.5 billion yen, or 9%, over the previous period. Despite increases in raw materials prices and depreciation and personnel expenses, the rise in ordinary income resulted from growth in domestic and overseas sales in addition to the promotion of Group-wide cost-reduction activities and an increase in non-operating income.

For fiscal 2006, ending March 31, 2006, Toyota Industries forecasts consolidated net sales of 1,500.0 billion yen, ordinary income of 77.0 billion yen and net income of 45.0 billion yen. These forecasts remain unchanged from projections announced as of September 2005.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - December 31, 2005)		FY2005 (April 1, 2004 - December 31, 2004)		Increase (Decrease)	% Change	FY2005 (April 1, 2004 – March 31, 2005)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	248,760	23.2	197,921	21.9	50,839	25.7	278,841	22.5
Engine	98,062	9.1	84,417	9.4	13,645	16.2	113,295	9.1
Car air-conditioning compressor	157,658	14.7	145,871	16.2	11,787	8.1	197,984	15.9
Foundry, Electronics parts and others	19,970	1.9	18,108	2.0	1,862	10.3	26,079	2.1
Subtotal	524,452	48.9	446,317	49.5	78,135	17.5	616,200	49.6
Materials handling equipment	427,433	39.9	366,124	40.6	61,309	16.7	503,989	40.6
Textile machinery	47,616	4.4	-	-	47,616	-	-	-
Logistics	35,931	3.4	32,523	3.6	3,408	10.5	43,902	3.5
Others	36,402	3.4	57,364	6.3	(20,962)	(36.5)	77,446	6.3
Total	1,071,837	100.0	902,330	100.0	169,507	18.8	1,241,538	100.0

Notes The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (FY 2006). Sales of the Logistics Segment for the nine months ended December 31, 2004 and FY 2005 annual were 24,498 million yen and 33,306 million yen, respectively.

Consolidated Balance Sheets

	FY2006 (As of December 31, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of December 31, 2004)
(Assets)				
Current assets	**498,509**	**462,973**	**35,536**	**385,524**
Cash and deposits	106,242	84,915	21,327	56,573
Trade notes and accounts receivable	174,981	173,459	1,522	147,162
Marketable securities	50,000	40,056	9,944	30,066
Inventories	103,104	94,024	9,080	91,510
Deferred tax assets	13,490	20,379	(6,889)	16,739
Other current assets	53,064	52,491	573	45,865
Less - allowance for doubtful accounts	(2,374)	(2,351)	(23)	(2,392)
Fixed assets	**2,565,306**	**1,863,850**	**701,456**	**1,837,114**
Property, plant and equipment	**512,507**	**457,078**	**55,429**	**422,519**
Buildings and structures	148,335	132,419	15,916	128,808
Machinery, equipment and vehicles	235,155	185,424	49,731	171,619
Tools, furniture and fixtures	23,018	18,833	4,185	15,763
Land	83,191	78,658	4,533	75,173
Construction in progress	22,806	41,742	(18,936)	31,152
Intangible assets	**109,103**	**116,971**	**(7,868)**	**98,217**
Software	12,511	12,410	101	11,800
Goodwill	96,592	104,561	(7,969)	86,416
Investments and other assets	**1,943,695**	**1,289,799**	**653,896**	**1,316,377**
Investments in securities	1,876,302	1,222,658	653,644	1,250,071
Long-term loans	8,693	9,804	(1,111)	9,628
Long-term prepaid expenses	11,567	13,218	(1,651)	13,874
Deferred tax assets	6,412	7,234	(822)	5,802
Other investments and other assets	40,957	37,214	3,743	37,267
Less - allowance for doubtful accounts	(238)	(330)	92	(266)
Total assets	**3,063,815**	**2,326,824**	**736,991**	**2,222,638**

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (As of December 31, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 (As of December 31, 2004)
(Liabilities)				
Current liabilities	**417,017**	**421,539**	**(4,522)**	**354,175**
Trade notes and accounts payable	163,906	160,231	3,675	136,561
Short-term loans	41,395	59,945	(18,550)	73,724
Commercial paper	29,200	-	29,200	-
Current portion of bonds	15,000	20,300	(5,300)	20,300
Other payables	26,788	45,461	(18,673)	26,476
Accrued expenses	60,771	59,356	1,415	50,723
Accrued income taxes	8,175	15,297	(7,122)	7,478
Deposits received from employees	22,911	20,054	2,857	21,736
Deferred tax liabilities	3,807	4,066	(259)	3,515
Other current liabilities	45,060	36,826	8,234	13,659
Long-term liabilities	**1,075,476**	**748,633**	**326,843**	**707,271**
Bonds	270,388	230,000	40,388	180,000
Long-term loans	108,627	73,491	35,136	70,966
Deferred tax liabilities	630,835	381,787	249,048	394,929
Allowance for retirement benefits	45,139	44,462	677	42,362
Other long-term liabilities	20,484	18,891	1,593	19,013
Total liabilities	**1,492,494**	**1,170,172**	**322,322**	**1,061,447**
Minority interest in consolidated subsidiaries	**47,146**	**40,904**	**6,242**	**39,220**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	-	**80,462**
Capital surplus	**105,668**	**105,600**	**68**	**105,587**
Retained earnings	**351,537**	**325,330**	**26,207**	**318,813**
Net unrealized gain on other securities	**970,554**	**591,218**	**379,336**	**608,456**
Translation adjustments	**30,340**	**29,861**	**479**	**25,365**
Treasury stock at cost	**(14,387)**	**(16,726)**	**2,339**	**(16,713)**
Total shareholders' equity	**1,524,174**	**1,115,747**	**408,427**	**1,121,970**
Total liabilities and shareholders' equity	**3,063,815**	**2,326,824**	**736,991**	**2,222,638**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 (April 1, 2005 - December 31, 2005)	FY2005 (April 1, 2004 - December 31, 2004)	Increase (Decrease)	FY2005 (April 1, 2004 - March 31, 2005)
Net sales	**1,071,837**	**902,330**	**169,507**	**1,241,538**
Cost of sales	903,657	752,724	150,933	1,041,780
Gross profit	**168,179**	**149,605**	**18,574**	**199,758**
Selling, general and administrative expenses	121,347	107,423	13,924	146,638
Operating income	**46,832**	**42,182**	**4,650**	**53,120**
Non-operating income	**35,856**	**31,932**	**3,924**	**38,284**
Interest income	6,626	5,990	636	8,159
Dividends income	20,036	13,644	6,392	13,760
Other non-operating income	9,193	12,297	(3,104)	16,363
Non-operating expenses	**17,588**	**14,512**	**3,076**	**20,491**
Interest expenses	8,151	7,055	1,096	9,735
Other non-operating expenses	9,437	7,457	1,980	10,756
Ordinary income	**65,100**	**59,601**	**5,499**	**70,912**
Extraordinary losses	**-**	**414**	**(414)**	**558**
Impairment loss of fixed assets	-	414	(414)	558
Income before income taxes and minority interest in consolidated subsidiaries	**65,100**	**59,187**	**5,913**	**70,353**
Income taxes	21,284	19,005	2,279	22,251
Minority interest in consolidated subsidiaries	3,587	3,341	246	4,744
Net income	**40,228**	**36,840**	**3,388**	**43,357**

Segment Information

1.Business segment information

(1)Nine months ended December 31, 2005 (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	524,452	427,433	47,616	35,931	36,402	1,071,837	-	1,071,837
(2) Intersegment transactions	15,412	314	4,385	15	14,775	34,903	(34,903)	-
Total	539,865	427,748	52,001	35,947	51,178	1,106,740	(34,903)	1,071,837
Operating expenses	525,294	399,094	51,213	36,019	48,246	1,059,868	(34,863)	1,025,005
Operating income	14,571	28,653	787	(72)	2,932	46,871	(39)	46,832

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, truck mount aerial work platforms

Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds

Textile machinery ....Ring spinning frames, air jet looms, water jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets

3. Changes in business segment

The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (FY 2006). Sales and operating loss of the Logistics Segment for the nine months ended December 31, 2004 were 27,682 million yen and 273 million yen, respectively. For FY2005 annual, the segment recorded sales of 37,913 million yen and an operating loss of 650 million yen.

(2)Nine months ended December 31, 2004 (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	446,317	366,124	32,523	57,364	902,330	-	902,330
(2) Intersegment transactions	13,450	74	15	14,896	28,438	(28,438)	-
Total	459,768	366,199	32,539	72,261	930,768	(28,438)	902,330
Operating expenses	441,209	346,538	33,008	67,869	888,626	(28,477)	860,148
Operating income	18,558	19,660	(469)	4,392	42,142	39	42,182

(3)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	616,200	503,989	43,902	77,446	1,241,538	-	1,241,538
(2) Intersegment transactions	18,222	148	24	21,579	39,975	(39,975)	-
Total	634,422	504,138	43,927	99,025	1,281,514	(39,975)	1,241,538
Operating expenses	611,659	478,053	44,698	93,782	1,228,193	(39,775)	1,188,418
Operating income	22,763	26,084	(771)	5,243	53,320	(200)	53,120

2.Geographical segment information

(1)Nine months ended December 31, 2005

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	715,270	176,299	155,401	24,865	1,071,837	-	1,071,837
(2) Intersegment transactions	83,653	1,499	4,084	2,691	91,928	(91,928)	-
Total	798,923	177,798	159,486	27,557	1,163,765	(91,928)	1,071,837
Operating expenses	760,830	172,741	155,695	26,593	1,115,861	(90,856)	1,025,005
Operating income	38,092	5,057	3,790	963	47,904	(1,072)	46,832

(2 Nine months ended December 31, 2004

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	588,427	157,733	136,677	19,492	902,330	-	902,330
(2) Intersegment transactions	74,991	724	5,430	2,075	83,221	(83,221)	-
Total	663,418	158,457	142,108	21,567	985,552	(83,221)	902,330
Operating expenses	628,990	153,601	138,488	21,128	942,208	(82,060)	860,148
Operating income	34,428	4,856	3,620	438	43,343	(1,161)	42,182

(3) FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	815,039	212,253	188,668	25,576	1,241,538	-	1,241,538
(2) Intersegment transactions	99,464	1,125	7,221	2,776	110,588	(110,588)	-
Total	914,503	213,379	195,890	28,352	1,352,126	(110,588)	1,241,538
Operating expenses	870,928	207,068	191,202	27,712	1,296,911	(108,493)	1,188,418
Operating income	43,575	6,311	4,688	639	55,214	(2,094)	53,120

3.Overseas sales

(1)Nine months ended December 31, 2005 (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	176,955	179,868	89,217	446,041
Consolidated sales				1,071,837
Ratio of overseas sales to consolidated sales	16.5%	16.8%	8.3%	41.6%

(2) Nine months ended December 31, 2004 (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	154,621	164,934	77,045	396,600
Consolidated sales				902,330
Ratio of overseas sales to consolidated sales	17.1%	18.3%	8.6%	44.0%

(3) FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	208,675	225,409	104,917	539,002
Consolidated sales				1,241,538
Ratio of overseas sales to consolidated sales	16.8%	18.2%	8.4%	43.4%

Exhibit 4

(Brief Description)

December 21, 2005

Semiannual Securities Report

(Report pursuant to Article 24.5, Paragraph 1
of the Securities and Exchange Law)

For the six months ended
September 30, 2005

This Semiannual Securities Report for the six months ended September 30, 2005 (hereinafter, the "Semiannual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 21, 2005 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") are listed.

Under Japanese laws and regulations, a Semiannual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2005.

The information in the Semiannual Securities Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2006), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

October 3, 2005

Notice regarding
"List of Issuance of Straight Bonds"

(Report pursuant to Article 23.3 of the Securities and Exchange Law and Article 14.3 of the Ministerial Regulation regarding Company Disclosure under the Securities and Exchange Law)

As of the above date, TOYOTA INDUSTRIES CORPORATION (the "Company") has listed issuance of straight bonds.

The Company will report notice regarding "Issuance of Straight Bonds" which have details of issuance of straight bonds to Kanto Local Finance Bureau pursuant to the Securities and Exchange Law when the Company issues straight bonds.

1.	Category of Securities	Straight Bonds
2.	Accumulated Amount of Issuance	150 billion yen
3.	Allowance period of Issuance	From October 11,2005 to October 10,2007

Exhibit 6

(Brief Description)

November 9, 2005

Notice regarding "Issuance of Straight Bonds"

(Report pursuant to Article 23.8 of the Securities and Exchange Law and Article 14.8 of the Ministerial Regulation regarding Company Disclosure under the Securities and Exchange Law)

As of the above date, TOYOTA INDUSTRIES CORPORATION (the "Company") has determined to issue unsecured straight bonds in Japan.

1.	Issue Title	The Fourteenth Series of Unsecured Straight Bonds The Fifteenth Series of Unsecured Straight Bonds (the "Bonds")
2.	Total Amount of Issue	The Fourteenth Series (5-year maturity): 20 billion yen The Fifteenth Series (10-year maturity): 30 billion yen
3.	Interest Rate	The Fourteenth Series: 1.01% per annum The Fifteenth Series: 1.66% per annum
4.	Issue Price	The Fourteenth Series: 99.98 yen per 100 yen face value The Fifteenth Series: 99.95 yen per 100 yen face value
5.	Offering Period	November 9, 2005
6.	Payment Date	November 21, 2005
7.	Maturity Date	The Fourteenth Series: December 20, 2010 The Fifteenth Series: September 18, 2015
8.	Method of Offering	General offering
9.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor guaranteed. There are no assets reserved as security for the Bonds.
10.	Special Covenants	Negative pledge clause
11.	Rating	The Bonds have been given a rating of "AA+" from Rating and Investment Information, Inc.
12.	Managing Underwriters	Joint principal managing underwriters are The Nomura Securities Co., Ltd. and Nikko Citigroup Limited, with

	other managing underwriters.
13. Trustee Banks	The Fourteenth Series: UFJ Bank Limited The Fifteenth Series: Sumitomo Mitsui Banking Corporation
14. Purpose of Borrowing	Repayment of debt and capital expenditure

Exhibit 7

(Brief Description)

November 2005

Semiannual Business Report

For the six months ended
September 30, 2005

This Semiannual Business Report for the six months ended September 30, 2005 (hereinafter, the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") in November 2005.

It is not a requirement under any rules or regulations in Japan to prepare or make public a Semiannual Business Report; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 12, 2006), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No.

Mid-Term Management Vision

2007–2011

Years ending March 31



Business Performance by FY2006

- Solid Earnings
- Net Sales and Ordinary Income Rise for Six Straight Term from FY2000
- Targeting Sales of JPY1,500 Billion and Ordinary Income of JPY 77 Billion in FY2006



Mid-Term Target (80.0)
(JPY Billion)
1,500
1,000
500
0
Ordinary Income
35.2
36.6
23.1
27.1
44.5
47.8
51.3
58.9
70.9
77.0
Net Sales
530.8
572.6
558.8
625.7
767.3
980.1
1,069.2
1,164.3
1,241.5
1,500.0
97
98
99
00
01
02
03
04
05
06
Years ending March 31

Growth Strategy

- *Contribute to Toyota Global 15 Plan*
- *Enter into and develop Logistics Solutions Business*
- *Materials Handling Equipment (M&A, aggressive sales activities, pursue synergies)*
- *Car Air-Conditioning Compressor (Aggressive sales activities, improve and enlarge production structure)*
- *Enter and develop Electronics Business*

Enhancement of Core Competencies

- *Establish more dynamic and efficient management system*
- *Shorten development and production start-up lead times*
- *Become world leader in quality and cost-competitiveness*
- *Strengthen plant operations based on Toyota Production System (continuous Kaizen activities, etc)*

Vision 2010 - Unite Our Group Strengths -

Growth

Undisputed No.1

Marked growth in Automobile-related businesses,
Materials Handling Equipment and Logistics businesses

Innovation

Advanced Technology

- Pursue world-class quality
- Reduce environmental burden by innovative product development and manufacturing
- Contribute to car innovation

Value Chain

- Strategic M&A and Alliance to create value
- Generate synergies between business units
- Higher value added products and services

Diffusion of best practice

Enhance team strength and [illegible]

[illegible]

FY2011 Business Targets

Years ending March 31 (JPY Billion)

	2006	2011
Net Sales	1,500	over 2,000
Ordinary Income *1	5.1% 77	7% 140
ROA *2	3.3%	5%
ROE *2	8.2%	10%
Capital Investment	120	Approx. JPY 500 billion over five years (2007-2011)

*1 Ordinary income is income before the addition of "extraordinary gains and losses" and "income before income taxes and minority interests".

*2 Acquisition cost is used in calculating investment securities .

Prospects for Mid-Term Growth



140.0
Over
JPY 2 trillion
Ordinary Income
(JPY Billion)
47.8
51.3
58.9
70.9
77.0
Net Sales
(JPY Billion)
980.1
1,069.2
1,164.3
1,241.5
1,500.0
02
03
04
05
06
Forecast
08
Target
11
Target
Years ending March 31
Electronics
Logistics
Materials Handling Equipment
Car Electronics
Vehicle and Engine
Textile Machinery, Etc.
JPY1 trillion in Materials Handling Equipment and Logistics businesses
JPY1 trillion in Automobile-Related businesses

Exhibit 9

(Brief Description)

December 20, 2005

Press Release regarding "Notice Concerning the Acquisition of Stock of Wanbishi Archives Co., Ltd."

Toyota Industries Corporation (hereinafter, "TICO") is expanding the materials handling solution business aggressively and aims to make it a core business in the future. To expand the service lineup of this business, TICO has decided to acquire 41.4% of non-listed stocks of Wanbishi Archives Co., Ltd., which conducts total information management services, for 23 billion yen.

This will enable total optimization and further expansion of the materials handling solution business.

1. Schedule

December 20, 2005	Board Meeting (TICO)
December 20, 2005	Conclusion of Stock Transfer Agreement
January 12, 2006 (scheduled)	Stock Transfer

2. Outline of the Company

(1) Name	Wanbishi Archives Co., Ltd.
(2) Business	Total information management services
(3) Establishment	April 1966 (Commencement)
(4) Location	17-25, Shinkawa 1-chome Chuo-ku, Tokyo, Japan
(5) Representative	Kyoji Hoshikawa
(6) Capital	8,255 million yen (as of March 31, 2005)
(7) Shares Outstanding	330,000 (as of March 31, 2005)
(8) Consolidated Sales	16 billion yen (as of March 31, 2005)